Form 10-K405, Exhibit 13
period 1994-12-31
ROADWAY SERVICES INC
filed 1995-03-10
CIK 701708

                                                            EXHIBIT 13

                            ROADWAY SERVICES, INC.


                              1994 ANNUAL REPORT

MISSION
 ROADWAY SERVICES, INC., THROUGH ITS OPERATING COMPANIES, IS IN THE BUSINESS OF SATISFYING CUSTOMERS BY MEETING THEIR REQUIREMENTS FOR VALUE ADDED TRANSPORTATION AND LOGISTICS SERVICES, THEREBY CREATING VALUE FOR OUR SHAREHOLDERS.

      - We will be quality driven and customer focused in pursuit of this mission. We will be the best there is at the art and science of satisfying the customer.

      - We will be efficient in the use of human and other resources.

      - We will provide our people with a challenging and satisfying work experience.

      - We will conduct our affairs with integrity as a responsible corporate citizen.

           TABLE OF CONTENTS
Financial Highlights  . . . . . . . . . . .   1
To Our Shareholders . . . . . . . . . . . .   2
Review of Operations  . . . . . . . . . . .   4
Glossary  . . . . . . . . . . . . . . . . .  22
Management's Discussion . . . . . . . . . .  23
Consolidated Financial Statements . . . . .  26
Notes to Consolidated Financial Statements.  30
Report of Independent Auditors  . . . . . .  35
Historical Data . . . . . . . . . . . . . .  36
Summary of Quarterly Results of Operations.  38
Common Stock and Dividends  . . . . . . . .  38
Corporate Information.  . . . . . . . . . .  39
Directors and Officers  . . . . . . . . . .  40

PAPER FORMAT DOCUMENT INSIDE FRONT COVER

FINANCIAL HIGHLIGHTS
                                                                             1994            1993
                                                                         -----------      -----------
                                                                            (dollars in thousands,
                                                                             except per share data)
Revenue..............................................................    $ 4,572,004      $ 4,155,940

Income Before Income Taxes and
Cumulative Effect of Accounting Changes..............................    $    52,438      $   214,405

Income Before Cumulative Effect of Accounting Changes................    $    19,560      $   119,335

Net Income...........................................................    $    19,560      $   101,204

Earnings per Share:

     Before Cumulative Effect of Accounting Changes..................    $       .50      $      3.02

     Net Income......................................................    $       .50      $      2.56

Cash Dividends Paid per Share........................................    $      1.40      $      1.35

Purchases of Carrier Operating Property..............................    $   300,139      $   309,560

Long-Term Debt.......................................................    $     - 0 -      $     - 0 -

Total Shareholders' Equity...........................................    $ 1,015,394      $ 1,047,151

BAR GRAPH NO. 1

BAR GRAPH NO. 2

PAPER FORMAT DOCUMENT PAGE 1

TO OUR SHAREHOLDERS

         "We have a company which endured a 24-day strike at its largest operating unit while sustaining heavy startup losses at another, and yet remained profitable. . . .
         It is a company which took important steps during 1994 to prepare for the future."

                                                               February 15, 1995
Dear Shareholder:

        In 1994, new records were set by the Roadway Services operating companies, unfortunately at both ends of the spectrum. The April Teamsters strike at Roadway Express resulted in a second quarter loss of $.96 per share for that company. Startup losses at Roadway Global Air (RGA) and a settlement with the Internal Revenue Service (IRS) of an employment tax dispute by Roadway Package System (RPS) lowered earnings by $1.46 and $.35 per share, respectively. Yet RPS, Viking Freight System, Central Freight Lines, and Roberts Express reached new highs in revenue and earnings and Roadway Logistics Systems (ROLS) recorded its first operating profit.

        As a result, revenue in 1994 was $4,572,004,000 and net income was $19,560,000 or $.50 per share compared with 1993 revenue of $4,155,940,000 and net income of $119,335,000 or $3.02 per share before the cumulative effect of accounting changes for retiree health care benefits and deferred income taxes. Clearly, these results are disappointing to a company accustomed to solid earnings performances. It is, then, appropriate to assess the state of the business after such an eventful year.

        We have a company which endured a 24-day strike at its largest operating unit while sustaining heavy startup losses at another, and yet remained profitable; one that invested $300 million in capital expenditures for trucks, trailers, terminals and technology, while paying $55 million in dividends -- and which still has a strong balance sheet. It is a company which took important steps during 1994 to prepare for the future.

        Our vision is to put in place an organization capable of improving outcomes for our customers whose needs for transportation and logistics are rapidly evolving. Supply lines will be both local and global and consist of smaller, more frequent shipments which require fast and precise delivery schedules and about which detailed information is required at the speed of light.

        We believe that neither we nor anyone else now has an organization fully capable of responding to these needs. But we will respond by continuing to build a portfolio of service providers consisting of North America's premier network carrier; a group of regional carriers with the most comprehensive coverage in the country; the most technologically advanced small package carrier; and the nation's newest global air express company. The group includes the best urgent shipment carrier and a highly regarded logistics management organization. All are supported by an advanced information technology organization. That portfolio consists of Roadway Express, Roadway Package System, Roadway Global Air, the Roadway Regional Group (RRG), Roberts Express, Roadway Logistics Systems and Roadway Information Technology. We would like to briefly report on how these companies are addressing their individual roles in this view of the future.

        At the cost of a major strike in 1994, Roadway Express gained much needed flexibility under the new labor contract to allow it to compete more effectively in today's market. Significant changes in linehaul and terminal operations have since been implemented, facilitating measurably improved service and cost reductions. During 1995, most linehaul operations will be converted to a scheduled basis and major terminals will be totally reengineered to improve efficiency. The important steps taken give us every reason to expect a resumption of profitable growth at Roadway.

        RPS, already a major contributor to earnings, grew revenue nearly 20 percent in 1994 with a commensurate earnings increase before giving effect to the IRS settlement. By 1996, its coverage will reach the entire U.S. An aggressive expansion is now underway to address the most important remaining gap in RPS' service offering: the overnight

PAPER FORMAT DOCUMENT PAGE 2
ground delivery market. The recent deregulation of intrastate transportation will significantly aid this effort. However, the limiting factor in fully serving the next day market is hub capacity. Therefore, 17 new regional hubs will be built in the next four years.

        The favorable settlement with the IRS strengthens the entrepreneurial nature of the partnership between RPS and its independent contractors. The contractors' business objectives and those of RPS, to grow their customers' business, are well aligned. We expect continued strong growth from RPS.

        RGA completed its first full year of operation in 1994 with major network expansion that will continue this year. It has cost more to establish RGA than we originally anticipated. The principal factor was a shortfall in revenue yield related to shipment mix which included less than planned higher rated overnight traffic. This is a market coverage issue which will be addressed with the opening of 30 air logistics centers this year. Overnight service capability will be extended to 71 percent of the U.S. population, up from the current 62 percent. In conjunction with a 22 percent increase in airlift capacity, RGA has the potential to double its revenue in 1995 with a 50 percent increase in expense; operating losses in 1995 can be expected in the range of $1.30 to $1.50 per share.

        It is certainly appropriate to challenge this level of spending to develop our air freight service. We have done so. When we critically examine the underlying trends in transport demand -- the needs of our customers -- it becomes apparent that the capabilities provided by RGA are important to our future. RGA fills a very important service requirement in our "product line." RGA also provides synergy and serves as a resource to other Roadway Services operating units, including RPS for whom it carries one third of RPS' second day air product. Finally, RGA enables us to meet customer requirements for international and global service; that segment has exceeded planned volume. We fully expect RGA to be a successful company on a stand-alone basis. We believe profitability should be attained in 1998.

        Our regional carriers, Viking, Central, Spartan South, Spartan Central, and Coles, while separately managed, were brought together in 1994 under the name "Roadway Regional Group" to improve brand recognition and facilitate marketing efforts with customers who distribute within multiple regions of the country. Internal expansion continued in 1994 with the opening of 35 additional terminals. In 1995, 17 more will be added providing the nation's most significant regional coverage. A major reengineering project called PRISM will, when completed in four years, equip our regional carriers with superior customer information and operations control systems. Development costs will reduce 1995 earnings approximately $.25 per share, but the project is expected to pay for itself in less than four years and provide important ongoing savings.

        The record earnings at Viking and Central Freight Lines in 1994 were partially offset by losses associated with aggressive expansion at Coles and Spartan Central, as well as a write off of the remaining value of intrastate operating authorities. In 1995, earnings will be impacted by PRISM and continued but lesser expansion costs. Long term, the RRG should be an important source of earnings growth.

        ROLS recorded its first operating profit in 1994, ahead of schedule. Revenue increased more than 60 percent last year as ROLS further penetrated the high tech, manufacturing and retail industries. ROLS' variety of innovative logistics solutions is gaining wide acceptance among firms seeking competitive advantage by outsourcing logistics activities to professional providers like ROLS, which has firmly established an enviable reputation for performance. This is a fast growing market in which our company is well represented.

        Fast, precision delivery of urgent and critical shipments has propelled Roberts Express into leadership of another emerging market which it essentially created. Roberts is exceptional in the execution of its demanding mission, delivering on time within 15 minutes of promise 95 percent of the time. Tight supply lines increasingly make Roberts a strategic, rather than unplanned, choice for immediate response transportation. Roberts grew U.S. revenues and earnings at a robust rate in 1994 and should experience another strong year in 1995.

        Together, these operating companies comprise the essential components of an organization which will have unmatched capabilities to meet the future needs of the customer base we have long served. True, our companies are in varying stages of development of these complementary services. Whether the shipment is 15 pounds or 15,000 pounds; whether next door or next country; whether delivery is required this evening, tomorrow, next Friday or at 500 stores on the same day -- a Roadway Services carrier should be the preferred choice. In shaping our company to meet these requirements, we are not straying from our roots -- we are following our customer.

        To the extent we are successful in delighting our customers, we should please our shareholders. The steps we are taking will allow us, in 1995 and beyond, to make measurable, significant progress in meeting our objectives to do both. The year just past was one which greatly tested our people. They met many challenges with exceptional effort and often sacrifice. They are a talented and dedicated group with whom we are proud to be associated in the endeavor to produce this preeminent logistics organization.

Sincerely,

/s/ Joseph M. Clapp        /s/ Daniel J. Sullivan
- ------------------------   ------------------------
    Joseph M. Clapp            Daniel J. Sullivan
    Chairman & CEO             President & COO

PAPER FORMAT DOCUMENT 3

ROADWAY

PHOTO NO.1

MISSION STATEMENT NO. 1

PHOTO NO. 2

        Roadway Express is a long haul, less-than-truckload (LTL) carrier serving over half a million customers in North America and offering export service to 62 countries on five continents.

        The year 1994 saw a number of significant events, including a major strike and the implementation of several important operational changes. Reflecting the impact of the strike, revenue at Roadway Express was $2.2 billion, down 6.6 percent from 1993. Shipments handled by Roadway Express in 1994 totaled 7,037,000 tons, a decrease of 10.5 percent compared to 1993. By the end of 1994, the company had regained 95.4 percent of its pre-strike tonnage and 99.9 percent of its pre-strike revenues.

CUSTOMERS

        Roadway Express' objective is to be North America's premier network carrier. To that end, Roadway is reengineering its operations for faster transit times and unsurpassed reliability.

        New Scheduled Operations are being instituted to provide time-definite service on selected lanes between major metro-to-metro areas; between satellite terminals and their consolidation/distribution center; and for freight moving in the company's rail and sleeper operations between five midwestern and southwestern gateways and the West. Terminal specific measurement and accountability systems are central to the success of Scheduled Operations. Further service enhancements are planned for 1995 as Scheduled Operations will be expanded to include most lanes between a total of 34 major metro-to-metro areas.

        During 1994, 33 terminals were consolidated into larger, neighboring facilities, resulting in more direct loading, reduced freight handling and costs, and reduced transit times.

        The flexibilities obtained in the new labor agreement allowed

PAPER FORMAT DOCUMENT PAGE 4

Roadway Express to implement one of the most significant changes of operation in the company's history. This change combined Roadway's traditional single-driver relay system with expanded use of sleeper teams. The company's 13 western relays were downsized and four were closed. These changes have reduced linehaul costs, helped improve service, and increased operational flexibility, ensuring that the company remains competitive in the long haul LTL freight market.

        Continuing its pricing leadership, Roadway Express implemented a modest general rate increase effective January 1, 1995. Following the company's prior policy, early notification of this increase was provided to assist customers in their transportation planning. The adjustment reflects rising labor costs associated with the new contract as well as other increasing costs.

        Following two-and-one-half years of development, the Correctly Invoice the Customer (CIC) system was put into operation. CIC is an automated program designed to perform rating and invoicing with minimal manual intervention. The system provides computer-based rating and billing quickly and accurately for customers. As a successful, cross-functional reengineering project, CIC also represents the future method of managing business processes and change at Roadway Express.

PEOPLE

        The year 1994 was unusually difficult for Roadway Express

PHOTO NO. 3

PHOTO NO. 4

PHOTO NO. 5

PAPER FORMAT DOCUMENT PAGE 5

PHOTO NO. 6

employees. As a result of the strike, the company endured the most trying period in recent history. Beginning April 6, and ending with a tentative agreement on April 29, the work stoppage was the primary factor in the company's significant earnings decline and reduced business levels during the year. It also caused the temporary layoff of approximately 10 percent of the company's nonunion employees. On June 6, a four-year contract was ratified by a four-to-one margin. Previous contracts were three years in length.

        The new contract includes the opportunity to use rail for up to 28 percent of the company's total intercity miles. It also allows increased use of casual employees to meet peak labor requirements and reduce dock overtime hours. The right to strike over deadlocked local grievances was also eliminated. Drivers facing displacement by the expanded use of rail received job protection, and bargaining unit members gained wage and benefit increases totalling $3.20 per hour over the life of the contract.

        In order to implement Scheduled Operations and rail and sleeper team operations, 487 drivers were relocated in the fall of 1994. The expanded use of rail helps minimize empty return trips associated with directional traffic imbalances while sleeper teams provide improved service with more efficient driver and equipment utilization.

QUALITY

        Roadway's management approach is defined by total quality management
(TQM) criteria. The business planning process addresses TQM gaps, ensuring Roadway's future capability to identify and respond to the needs of customers and employees.

        Roadway was the first carrier to win the national "Carrier of the Year" award from the National Small Shipment Traffic Conference (NASSTRAC) five times in a row. It is the sixth time overall the company earned this honor. Criteria for the NASSTRAC award include on-time performance, expedient claim processing, simplified and accurate billing, overall high quality service and demonstration of industry leadership. This award is significant because it is based on a survey sent to a large base of customers representing a wide variety of businesses and products. Additionally, Distribution magazine's "Quest for Quality" award was presented to Roadway Express for the eleventh consecutive year.

        In the safety area, Roadway drivers attained an accident frequency of 594,476 miles per incident, representing a decline of one percent from the previous year. For the eleventh year in a row, Roadway Express' pickup and delivery drivers earned first place honors in the American Trucking Associations' (ATA) National Truck and Industrial Safety Contest. For 1995, Roadway Express will be represented on the ATA "America's Road Team" by Clarence Walker, an intercity driver from Valdosta, Georgia; and Richard Root, an intercity driver from Omaha, Nebraska.

TECHNOLOGY

        Roadway's sleeper tractors have been equipped with on


PAPER FORMAT DOCUMENT PAGE 6
board computer systems which maintain continuous, interactive communications with the dispatch terminal and the company's corporate headquarters via satellite. The system provides greater operational flexibilities and improves driver and vehicle reliability.

        Supply Chain Systems (SCS) is the latest package of programs to increase the ties between the carrier, the manufacturer and the retailer. SCS extends the retail concept of Quick Response to manufacturers using electronic data interchange capabilities. Three SCS modules are scheduled for release in 1995: Purchase Order Management, which validates purchase order numbers prior to and during the shipping process; Advance Shipping Notice, which shares packing slip information at the stock keeping unit (SKU), or item, level; and E-Z PACK, a PC-based system that bridges the information gap between small-and medium-sized manufacturers and large retailers by creating and sending electronic packing slip information.

        To achieve its reliability, responsiveness and efficiency objectives, Roadway Express continues to evaluate and develop its Automated Freight Handling System (AFHS) technologies. The AFHS is presently in use at the company's consolidation breakbulk in Winston-Salem, North Carolina, which began operations in December 1993 and employs the most innovative material handling systems and technology ever used in the LTL industry.

PHOTO NO. 7

PHOTO NO. 8

PHOTO NO. 9

PAPER FORMAT DOCUMENT PAGE 7

RPS
ROADWAY PACKAGE SYSTEM

PHOTO NO. 10


MISSION STATEMENT NO. 2


PHOTO NO. 11

        Roadway Package System (RPS) serves customers in the small-package market throughout North America, focusing primarily on the business-to-business segment. RPS also offers service offshore to Puerto Rico, Alaska, and Hawaii via a ground/air network operation. The company serves a number of niche markets as well by offering specialized services to meet specific customer requirements.

        RPS continued its aggressive expansion in 1994, increasing revenue nearly 20 percent over 1993 with a commensurate increase in earnings before giving effect to a charge of $.35 per share to reflect the settlement of a dispute with the Internal Revenue Service (IRS). This resolved a long standing dispute with the IRS, determining that pickup and delivery contractors may properly be treated as independent contractors for Federal employment tax purposes, removing a substantial uncertainty in the operation of the business. It is, therefore, significant that this matter was resolved.

CUSTOMERS

        During 1994, RPS opened 46 terminals, increasing the company's network to 317 facilities in North America. These new facilities brought RPS' service to 96 percent of the United States population and 86 percent of the Canadian population. In 1995, RPS will open 28 additional facilities, extending service to 47 states and 98 percent of the U.S. population, following a commitment to provide 100 percent coverage of the U.S. by 1996.

        In 1994, RPS expanded capacity in the Northeast corridor by opening a hub in Queens, New York. Ground was broken for a new hub facility in Willington, Connecticut, which will replace two existing facilities in the Hartford area upon completion in 1996. There were three major hub expansions completed in 1994: Fort Worth, Texas; Memphis, Tennessee; and Toledo, Ohio.

PAPER FORMAT DOCUMENT PAGE 8

        RPS plans to open 17 additional hubs over the next four years to support the company's entry into the overnight ground market. Although a substantial undertaking, entry into this market in conjunction with full U.S. coverage will fulfill the company's promise to provide complete coverage for RPS' commercial shippers.

        RPSAIR experienced significant growth during 1994. Utilizing Roadway Global Air (RGA) for a portion of its air lift, RPSAIR provides satisfaction guaranteed second day air service between all RPS locations in the continental United States. The company also provides a deferred land/air product to Alaska, Mexico, Puerto Rico, and Hawaii. Late in 1994, RPS began a direct service from the continental U.S. to Puerto Rico through a daily flight provided by RGA.

        RPS, Ltd. continued to gain market share in Canada. Domestic Canadian traffic grew substantially as both northbound and southbound traffic between the United States and Canada reached record levels.

        RPS Multiweight(SM), a cost effective service for multi-package shipments, enjoyed rapid growth in 1994. Two new product features were introduced in late 1994 -- Multiweight to Canada and RPSAIR Multiweight. Both of these product introductions allow RPS to target larger shipments in international and second day air markets. Multiweight to Canada will give the company a complete range of service offerings and enhance penetration into this growing market.

PHOTO NO. 12

PHOTO NO. 13

PHOTO NO. 14

PAPER FORMAT DOCUMENT PAGE 9

PHOTO NO. 15

        In the second quarter of 1995, RPS will begin a new transatlantic service through an agreement with General Parcel, GMBH, a European small-package delivery consortium. This alliance offers service to 28 countries in Europe utilizing the capabilities of domestic small package carriers resident in each country. The new service will provide expedited air service in both directions across the Atlantic Ocean.

PEOPLE

        Effective January 1, 1994, the company and its pickup and delivery contractors began operating under a revised agreement which enhances the entrepreneurial nature of the relationship between RPS and the package van operators. These drivers, who own and operate their own package vans, have performed virtually all of RPS' pickup and delivery activities since the company began operations in 1985.

        RPS' commitment to the company's most important asset, its people, was further reaffirmed in 1994 as a variety of training programs were introduced to increase the skills of employees and contractors. A new performance management program was implemented companywide, enhancing communication and feedback between supervisors and employees and focusing on continuous improvement.

QUALITY

        RPS continues to make quality a way of doing business by integrating the "Circle of Continuous Improvement" to enhance company processes. The company completed quality awareness training for all employees and contractors, and trained dozens of new quality coaches throughout the organization. RPS continues to participate in intercompany quality programs with both shippers and suppliers.

        RPS received a number of awards in 1994, including Baxter Healthcare Corporation's Business Partner Award, AT&T's Quality Excellence Award, GTE Directories Supplier Quality Program Excellence Award, SmithKline Beecham's (N.E.) Outstanding Service Award, Carlson Marketing Group's Partner in Excellence Award, the Alcon Supplier Award, and the National Association of College Stores Outstanding Service Award. RPS was also the recipient of the American Trucking Associations' National Safety Contest Award, winning second place in the General Commodities Line-Haul division, over 100 Million Miles category.

TECHNOLOGY

        RPS continued to provide technology-based information products to increase market share and meet customer requirements. The company's numerous value-added services enabled RPS shippers to deliver on their promises to provide quality delivery to their customers.

        The RPS STAR SYSTEM(R) integrates a hand-held microcomputer with a nationwide cellular network to provide "real time" enroute delivery information from each package van at no additional charge to customers. This information is integrated with a new generation of RPS ACCESS(R), the company's PC-based EDI software, and allows

PAGE FORMAT DOCUMENT PAGE 10
customers to directly link their computer system with the RPS database. RPS ACCESS, introduced companywide in 1994, provides a Windows(TM)-based solution to a customer's small-package information needs, including tracing, call tags, and proofs of delivery. The product also supports transactions from other Roadway Services companies using the same software.

        RPS further expanded the placement of MULTISHIP(SM) systems, a multicarrier, PC-based hardware and software system installed at the customer's shipping point, designed to weigh, rate, route, and print combination barcode and address labels for RPS packages. The system is provided free of charge to high volume customers and is integrated via EDI with RPS' information system. MULTISHIP can also link directly with a customer's order entry, inventory, and distribution systems. RPS MULTISHIP provides a complete parcel processing solution for larger RPS shippers. The system not only improves the quality and efficiency of a customer's shipping operation, but also improves RPS data quality.

        In the fall of 1994, RPS unveiled a new program to replace the current RPS barcode label in the company's operation. This new two-dimensional code named MULTICODE(SM) utilizes PDF417 symbology to produce a dense code that contains over 300 characters in a two-square-inch symbol. MULTICODE can be read with new generation laser scanners and will enable RPS to develop new information products for shippers and consignees.

PHOTO NO. 16

PHOTO NO. 17

PHOTO NO. 18

PAPER FORMAT DOCUMENT PAGE 11

RGA(SM)
Roadway Global Air

PHOTO NO. 19

MISSION STATEMENT NO. 3

PHOTO NO. 20

        Roadway Global Air (RGA), the newest member of the Roadway Services family, is an integrated air freight and package carrier providing expedited worldwide service. In 1994, the company's first full year of operation, RGA incurred substantial operating losses while aggressively expanding facilities and technological capabilities to meet and exceed customers' time-sensitive transportation needs.

CUSTOMERS

        Since September 13, 1993, the first day RGA took flight to deliver its first air cargo shipments worldwide, RGA has responded quickly to increasing customer demand for value in this market segment.

        Highlights of RGA's expansion activities in 1994 include increasing the global network of air logistics centers (ALCs) to a total of 77. At year end, the network included 231 ALCs and agent operating centers (AOCs). The number of planes in the dedicated air fleet increased twice during the year, expanding RGA's all important overnight service coverage area to more than 25,000 locations throughout North America.

        Expansion will continue in 1995 with the opening of an additional 30 ALCs worldwide in the second quarter, bringing the total number of company operated facilities to 107, more than a 100 percent increase in the first year and a half of operation.

PEOPLE

        Above all else, a committed team of RGA associates stands behind the dedicated air network, ground operations and centralized customer service, all equipped with advanced technology systems designed to achieve zero defect service.

        From RGA's global headquarters in Indianapolis, the centralized pickup and delivery, air operations and agent coordination groups manage the movement of freight worldwide in conjunction with local RGA personnel.

QUALITY

        As Roadway Global Air moves towards it second anniversary, the

PAPER FORMAT DOCUMENT PAGE 12
commitment to quality continues to be an important goal. The results of quarterly customer satisfaction surveys indicate that RGA customers recognize the company's dedication to meeting and exceeding their needs, ranking RGA better than or equal to its major competitors in nearly all service areas.

TECHNOLOGY

        The implementation in 1994 of RGA ACCESS(SM), an electronic data interchange (EDI) application, allows customers to track their shipments from their own PC workstation. Enhancements to the EDI system in 1995 will enable customers to utilize the ACCESS system worldwide. RGA will also introduce a voice response system, providing customers with the option to obtain shipment information via automated phone access.

        In addition to on-line shipment tracking, RGA customers can take advantage of RGA's new MultiShip(SM) system, an automated shipment processing system for high volume customers. The MultiShip system enables customers to create barcode labels and manifests before shipments leave their facility.

        Another technology advance in 1995 will be the introduction of the Electronic Service Guide. RGA's custom designed multi-media software program will allow customers to access RGA shipping information, time-definite service descriptions, destinations, service times, and international documentation requirements via an interactive computer software program.

PHOTO NO. 21

PHOTO NO. 22

PHOTO NO. 23

PAPER FORMAT DOCUMENT PAGE 13

ROADWAY
REGIONAL GROUP

PHOTO NO. 24

MISSION STATEMENT NO. 4

PHOTO NO. 25

        Roadway Regional Group (RRG) was formally launched in 1994 as the culminating step in the development of a nationwide network of regional less-than-truckload (LTL) carriers. Headquartered in San Jose, California, the Roadway Regional Group is comprised of five regional LTL carriers: Central Freight Lines, serving the Southwest; Coles Express, serving the Northeast; Spartan Express, serving the Midwest through Spartan Central and the Southeast through Spartan South; and Viking Freight System, serving the West.

        For the RRG, 1994 was characterized by increased business levels associated with major network expansion.

CUSTOMERS

        The RRG provides customers with the ability to more effectively manage their regional LTL shipments throughout the U.S. Customers can initiate shipments within any one region or between any of the five regions covering the nation through a single sales and service contact.

        The RRG also provides customers with the value-added services of assembly and distribution, appointment pickup and deliveries, liftgate and slipsheet services, and electronic data interchange (EDI). To ensure that the RRG is continuously improving customer satisfaction levels, a uniform, systemwide customer satisfaction measurement process has been initiated throughout the five carriers.

PEOPLE

        The Roadway Regional Group actively seeks, recruits and promotes employees who are committed to providing the best service in the industry. Each regional carrier has developed sales and operations training programs to ensure that employees have the knowledge to perform their jobs today and to prepare them for the challenges of tomorrow.

PAPER FORMAT DOCUMENT PAGE 14

QUALITY

        The business processes of each of the regional carriers have been evaluated and the best business practices of each identified and adopted for use as the standard for all five carriers. These changes impact dock, pickup and delivery, intercity, and clerical activities and are being phased into each carrier's operations. As the new business processes are integrated into each carrier, so, too, is a continuous improvement program. The result is an organization that can better respond to customer requirements and achieve a higher level of customer satisfaction and operating efficiency.

TECHNOLOGY

        An important development at the RRG is a reengineering project called PRISM. The goal of PRISM is to develop customer driven state-of-the-art information systems to support the RRG, utilizing optimum manual and automated processes. The objective is to reduce costs by eliminating redundant systems development at each of the operating companies; assist in providing a consistent view to common customers; create a synergistic relationship between the five companies; and develop the best processes to improve service and productivity.

        The entire effort will last four years and is expected to pay for itself within that period. When completed, the regional carriers will be equipped with superior customer information and operations control systems.

PHOTO NO. 26

PHOTO NO. 27

PHOTO NO. 28

PAPER FORMAT DOCUMENT PAGE 15

PHOTO NO. 29
PHOTO NO. 30

VIKING FREIGHT SYSTEM

        Viking Freight System was founded in 1966 and is the leading regional carrier in the western region of the United States. Viking provides service through 48 terminals to 12 western states: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, Oregon, Utah, Washington and Wyoming.

        Viking has been recognized in all three editions of the nationwide best seller, The Top 100 Companies to Work for in America. This achievement symbolizes the commitment to providing a quality service for customers and a quality environment for employees.

CENTRAL FREIGHT LINES

        Central Freight Lines began operations in 1925. Central Freight is the largest intrastate carrier in Texas and provides interstate service throughout 10 southern and western states: Arkansas, Colorado, Kansas, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, Tennessee, and Texas; and Illinois.

        During 1994, Central Freight expanded its network to 85 terminals, including Chicago, Illinois, and now serves over 4,000 communities. Enhancements to the company's imaging system and freight bill entry and rating system, combined with the team-based continuous improvement program and the employee development program, Team 2000, will enable Central Freight to continue to provide the outstanding customer service on which the company has built its market leader position.

PHOTO NO. 31

SPARTAN CENTRAL

        Spartan Central has embarked on an aggressive growth plan that will result in the operation of 29 terminals in 10 midwestern states by the end of 1995: Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Nebraska, Ohio, West Virginia and Wisconsin.

        Spartan Central's primary focus is on providing the highest level of quality service in the Midwest. A total quality management (TQM) program reinforces this effort. In addition, dispatchers utilize network optimization software to help determine the fastest, most cost effective method to load customers' freight.

        Tom Connard, who previously managed Roadway Express' Kansas City, Kansas district, was appointed president of Spartan Central during 1994.

SPARTAN SOUTH

        Spartan South, founded in 1966, has consistently provided high

PHOTO NO. 32

PAPER FORMAT DOCUMENT PAGE 16
quality service to customers in eight southern states: Alabama, Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee and Virginia, and Puerto Rico.

        Spartan South continued to expand its terminal network in 1994 and now offers service from 45 facilities. The "Whatever It Takes" quality improvement program and investment in people differentiates Spartan South's superior level of customer service. Small-shipment and guaranteed service programs are two of the new services being offered by Spartan South as part of the company's intense focus on satisfying customer needs.

PHOTO NO. 33

COLES EXPRESS

        Coles Express, founded in 1917, is the oldest and yet the fastest growing regional LTL carrier in the Northeast. Coles has virtually doubled in size, growing from a small New England carrier to a full service regional carrier in 1994. Coles provides service to 11 states through 26 terminals, including Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont, and a portion of eastern Canada.

        Coles' longstanding commitment to quality customer service, a progressive employee work environment, and information technology set the standard of excellence for customers in the entire Northeast market.

PHOTO NO. 34

PAPER FORMAT DOCUMENT PAGE 17

ROBERTS EXPRESS

PHOTO NO. 35

MISSION STATEMENT NO. 5

PHOTO NO. 36

        During 1994, Roberts Express further solidified its position as the world's largest surface expedited carrier, providing critical needs shipping and transportation for emergency shipments in a growing market. The company's revenue growth and earnings performance were outstanding.

        In 1994, Roberts Express strengthened its traditional commitment to superior customer service using its core strengths: motivated, service- driven people; an absolute dedication to quality; and the technology to bring these elements together.

CUSTOMERS

        One thing Roberts' customers have in common is a critical need: an emergency to deal with or a shipment that demands special care and handling. A Roberts Express customer needs more than just speed; he/she needs speed, guaranteed reliability and proactive communications as well.

        Working with a fleet of over 2,000 trucks - from mini-vans to tractors, from "standard" to specially equipped - Roberts delivers shipments for customers throughout North America and western Europe. The company's CharterAir service offers customers even greater speed over longer distances as well as increased flexibility and cost-effective service combinations.

PEOPLE

        To serve more customers and to serve them better, Roberts continues to develop its fundamental resource: people. In 1994, Roberts expanded the number of Customer Assistance Teams, self-directed work teams that handle the entire shipment process from the initial customer call through final delivery. There are now 26 teams serving a specific geographic area and dedicated exclusively to the customers within that area.

        Now in the third year of a five-year initiative, Roberts Express is developing employees by redefining their job functions, enhancing their personal skills and promoting team leadership. A broad range of training ensures that new responsibilities filter down throughout the organization. At Roberts, the people who are closest

PAPER FORMAT DOCUMENT PAGE 18
to the customer have a personal stake in every shipment.

QUALITY

        In a year of rapid growth, Roberts again achieved an enviable service record, delivering over 95 percent of shipments within 15 minutes of the promised delivery time. The company earned several quality awards from customers, including the prestigious Westinghouse Gold Transportation Quality Award, and achieved an overall rating of 3.87 (on a 4.0 "perfect" scale) in monthly customer satisfaction surveys.

        At Roberts, quality is a matter of continuous improvement, based on demanding performance measures, personal and team objectives, and companywide incentive programs. All of these work together to support the "whatever it takes" attitude that drives quality improvements in satisfying customers.

TECHNOLOGY

        For Roberts Express, technology is more than a working tool; it is a core competency that, in many ways, defines the nature of the company's business.

        In 1994, each element in the information system, including telephones, satellite tracking and communications, and computer hardware and software, was upgraded. The result is an information network that is not only seamless, but totally integrated into operational processes. Ongoing developments, such as a new telephone system that will identify callers automatically while routing them to the service team covering their geographic area, will ensure that Roberts continues to exceed customer expectations.

PHOTO NO. 37

PHOTO NO. 38

PHOTO NO. 39

PAPER FORMAT DOCUMENT PAGE 19

ROLS
ROADWAY LOGISTICS SYSTEMS

PHOTO NO. 40

MISSION STATEMENT NO. 6

PHOTO NO. 41

        Since its founding in 1989,   Roadway Logistics Systems (ROLS) has
provided "intelligent" logistics solutions for its customers. The
"intelligence" is the result of ROLS' investment in resources -- logistics professionals and technology-driven leading edge logistics management systems.

        In 1994, the company earned its first operating profit, ahead of plan. Revenue growth was also significant while ROLS provided revenue opportunities for other Roadway Services units as well.

CUSTOMERS

        ROLS serves customers in many industries, including high tech, automotive, manufacturing, and retail. ROLS logistics management services include transportation management, dedicated transportation, warehouse management, routing administration, and other supply chain management activities.

        ROLS Dedicated Transportation (RDT), part of the company's contract services division, expanded in 1994 with several important new customers. RDT provides dedicated contract carriage, often a critical component to a customer's total logistics system. RDT also continues to support ROLS' automotive customers with time-definite just-in-time services.

PEOPLE

        ROLS challenges, empowers and rewards employees through a clearly defined management by objectives (MBO) program based upon measurable corporate and individual goals. The objectives are tied directly to meeting customers' requirements, promoting an attitude of teamwork and an environment structured toward continuous improvements. ROLS people often work on-site at customer locations, becoming an integral part of the customers' logistics team.

QUALITY

        In 1994, ROLS implemented total quality management (TQM) and provided formal training for all employees. TQM techniques give ROLS and its customers the competitive advantage needed in

PAPER FORMAT DOCUMENT PAGE 20
today's marketplace. ROLS' use of TQM techniques during 1994 resulted in a dramatic increase in inventory accuracy for a high-tech customer and reduced cycle time from seven days to two. ROLS' TQM framework involves viewing problems as opportunities for improvement.

TECHNOLOGY

        MediQuik Express continued to grow in 1994 by focusing on the healthcare, diagnostic equipment manufacturing, and pharmaceutical markets. Technological developments dramatically improved the linkages between pickup locations, drivers and final destinations in this time-sensitive, critical market.

        ROLS also made significant strides in the company's contract warehousing business in 1994. ROLS brings the new perspective of a logistics provider that fully understands how to link warehousing and transportation operations for maximum effectiveness. ROLS provides optimum warehouse design and distribution solutions to customers, helping them satisfy their strategic business objectives. Warehouse customers are also offered additional support services such as kitting, merging, assembly and packaging. Implementation of automated handling equipment brought added efficiencies to the ROLS-managed Hewlett-Packard warehouse in Vancouver, Washington in 1994.

        ROLS Rite Routing Systems(R) directs all of a customer's transportation responsibilities into one streamlined logistics operation. Selecting from a roster of carriers, Rite Routing identifies the one that can best meet a customer's delivery requirements at the lowest possible cost.

PHOTO NO. 42

PHOTO NO. 43

PHOTO NO. 44

PAPER FORMAT DOCUMENT PAGE 21

GLOSSARY

ACCESS(SM): A Windows(TM)-based PC software system provided to customers which offers a single point of access for data on their shipments or packages across the Roadway Services family of companies.

AIR LOGISTICS CENTERS (ALCS): A facility in the Roadway Global Air system which consolidates, sorts and processes inbound and outbound air cargo.


BREAKBULK: Consolidation and distribution center; a facility in the Roadway system which unloads and consolidates shipments received from its satellites as well as from other breakbulks.

CUSTOMER ASSISTANCE TEAMS: Roberts Express' process of empowering team members at all levels of the organization. The purpose of the program is to allow employees to participate in shared decision making in areas where supervisors or managers previously made the decisions.

DEDICATED CONTRACT CARRIAGE: Providing customized equipment, personnel, and fleet management and route analysis services on a contractual basis either as a stand- alone or as part of an integrated package of logistics services.

ELECTRONIC DATA INTERCHANGE (EDI): The exchange of information between one computer and another in a format or language that is understood by both the sender and receiver.

GENERAL FREIGHT: All commodities except household goods, refrigerated goods, bulk commodities or commodities requiring specialized equipment (e.g. heavy machinery trailers or armored trucks.)

IMBALANCE: Uneven freight flow into or out of a particular geographic area resulting in either a surplus or shortage of truck equipment.

INTERMODAL: Movement of freight using a combination of transport modes i.e. truck, rail, ocean or air transportation.

JUST-IN-TIME: A distribution and materials handling system which keeps inventory levels to a minimum by ordering and delivering supplies only as needed.

LESS-THAN-TRUCKLOAD (LTL): Shipments weighing less than 10,000 pounds each. Many LTL shipments weigh less than 500 pounds; most are below 1,000 pounds.

LOGISTICS: The integrated system of managing, planning, allocating and controlling financial, physical and human resources committed to physical distribution, manufacturing support and purchasing operations.

LONG HAUL: The movement of freight requiring three or more days.

MULTICODE(SM): A redesign of RPS' current barcode system which includes the linear Code 128 barcode and the two-dimensional (2-D) PDF417 symbol.

MULTISHIP(SM): A PC-based multicarrier parcel processing system provided to RGA and RPS customers that automatically weighs, rates and processes packages for all the major package carriers.

MULTIWEIGHT: A cost effective RPS shipping alternative for multiple-package shipments (totaling at least 200 pounds) destined to a single consignee.

QUALITY: "Meeting the requirements." To have quality, three things must happen. First, the customer must understand and accurately define the requirements. Second, the customer must clearly communicate the requirements to the supplier. Third, the supplier must understand and be able to meet the requirements.

REAL TIME: Recording the data transaction at the immediate point in time that it occurs.

REENGINEERING: The fundamental rethinking and radical redesign of business processes to achieve dramatic improvements in critical contemporary measures of performance, such as cost, quality, service and speed.

REGIONAL CARRIER: A carrier serving customers within a specific geographic region of the country, usually within a distance which can be served overnight or in two days.

SHORT HAUL: The movement of freight requiring two days or less.

SLEEPER TEAMS: Pairs of drivers dispatched together in tractors that are equipped with a sleeping berth.

SLIPSHEET: A flat, plastic or cardboard replacement for wooden pallets used for storage and shipment purposes.

TIME-DEFINITE/CRITICAL SHIPMENTS: Shipments usually of an expedited nature and for which a commitment has been made for delivery at a specific time.

TRUCKLOAD: Shipments weighing 10,000 pounds or more.


PAPER FORMAT DOCUMENT PAGE 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS -- 1994 vs. 1993

        In 1994, consolidated revenue increased $416,064,000 or 10% over 1993 revenue. This increase was achieved in spite of the adverse impact of the 24-day Teamsters strike in the second quarter against Roadway Express, the company's largest operating company, when revenue was reduced by approximately $190,000,000. This reduction was largely offset by increased business volumes at all of the company's other operating companies. Revenue at Roadway Express decreased in 1994 by 6.6% from 1993 levels. Total tonnage at Roadway Express decreased 10.5% with a similar reduction in less-than-truckload (LTL) tons. Although tonnage was down, revenue per ton averaged 4.5% higher in 1994 than in 1993 due primarily to a rate increase in January 1994. LTL revenue per ton at Roadway Express increased 3.9%. Revenue gains were experienced during 1994 by all of the other operating companies. Excluding Roadway Express, these gains amounted to a 31% increase over 1993 annual revenue. The largest share of this growth was attributable to Roadway Package System (RPS), which reported a 20% increase in revenue with record revenue also reported by Viking Freight System (Viking), Central Freight Lines (Central), and Roberts Express (Roberts). Operations at Roadway Global Air (RGA) also contributed to the 1994 revenue increase.

        Operating expenses increased $568,737,000 or 14.4% during 1994 over prior year levels. Increased operating expenses resulted from higher business volumes at all of the operating companies except Roadway Express. At Roadway Express, operating expenses were down $41,028,000 or 1.8%, primarily a result of reduced volume. Included in operating costs for 1994 was the effect of a 1.2% increase in Teamster wage rates and benefits agreed to under the terms of the labor contract effective April 1, 1994, and expenditures for the closing of certain terminals as well as the relocation of personnel to realign linehaul operations for greater efficiency as permitted under the new contract. Fuel prices in 1994, on a per gallon basis, averaged 5.8% below 1993 levels. Purchased transportation increased 42.7% in 1994, reflecting increased use of rail at Roadway Express, increased business levels at RPS and Roberts, and a full year of operations at RGA, which utilizes independent contractors and commercial carriers for its air and ground transportation services. As a result of Federal legislation enacted during 1994, which effectively preempts state regulation of motor carrier rates, routes and services, the remaining asset values of intrastate operating rights were charged to operating expenses in the third quarter. This charge reduced net earnings by $.06 per share.

        The company's operating income as a percentage of revenue, the operating margin, was 1.1%, a decrease from 4.9% in 1993. As a result, operating income declined by $152,673,000 due in part to the second quarter operating loss of $68,353,000 experienced by Roadway Express as a result of the Teamsters strike previously mentioned. Also reducing earnings were startup losses at RGA, which amounted to $1.46 per share. Record earnings were recorded by RPS, Viking, Central and Roberts. RPS experienced an earnings increase commensurate to its increase in revenue before giving effect to a settlement with the IRS as discussed in Note G to the consolidated financial statements. The net after-tax cost of the settlement amounted to $13.7 million or $.35 per share and was charged to 1994 operations. Roadway Logistics Systems
(ROLS) earned its first operating profit since commencing operations in 1989.

        The effective income tax rate increased from 44.3% to 62.7% due to the impact of non-deductible operating costs and losses in state and foreign tax jurisdictions for which a current tax benefit is not available. The rate is expected to decline in 1995 as applied to higher pre-tax earnings.

        Income before cumulative effect of accounting changes declined $2.52 per share from 1993 levels. Record earnings at RPS, Viking, Central and Roberts only partially offset the decline.

RESULTS OF OPERATIONS - 1993 vs. 1992

        Revenue for 1993 increased $578,339,000 or 16.2% over 1992 levels, including an increase of 6.3% at Roadway Express. Accounting for $177,216,000 of the increase was the inclusion of Central which was acquired by the company on April 6, 1993. Tonnage at Roadway Express increased 5.4%, including an increase of 5.9% in LTL tons. Due to continued competitive pressures, freight rates at Roadway Express increased only slightly in 1993 resulting in revenue per ton only 0.9% above 1992 levels. LTL revenue per ton at Roadway Express increased only 0.5%. Excluding Central and Roadway Express, 1993 revenue from the company's other operations increased over 1992 levels by 18.9%. The largest share of this growth was attributable to RPS, due to package volume growth and, to a lesser extent, an increase in the average revenue per package.

PAPER FORMAT DOCUMENT PAGE 23

        Operating expenses in 1993 increased $610,710,000 or 18.3% over 1992 levels. Central accounted for $163,822,000 of the increase. In addition to higher volume levels, Roadway Express incurred higher compensation costs under the industry labor contract which included wage and benefit increases of 3.4% effective April 1, 1993. Productivity decreased at Roadway Express during the first quarter due to the implementation of faster transit schedules on many traffic lanes. Fuel prices in 1993 averaged 2.1% above 1992 levels. Fuel prices increased in the second half of 1993 in response to federally mandated reductions in diesel fuel sulfur levels and federal fuel tax increases of $.043 per gallon effective October 1. Also affecting 1993 operating expenses were increases of $18.7 million in pension plan expenses for employees not subject to labor contracts due to plan amendments to increase benefits and changes in actuarial assumptions, and $7.0 million in retiree medical expenses increased due to the accounting change discussed below, and to a lesser degree from the inclusion of Central' s operations since its acquisition. Purchased transportation increased 24.7% in 1993 reflecting increased business levels at RPS and Roberts. Purchased transportation in 1993 also increased at Roadway Express where shipments to foreign markets increased, and due to the September 13 startup of RGA. Greater than normal expenditures for technology and systems development also occurred in 1993.

        The company's operating margin was 4.9% in 1993, a substantial drop from 6.6% in 1992. As a result, operating income declined by $32,371,000, primarily due to the performance at Roadway Express, and the expected startup losses at RGA. The company's other operations provided a net gain in operating income, led by RPS, even with its startup losses at RPS, Ltd. in Canada, along with Roberts and Viking, and the inclusion of Central since its acquisition.

        The increase in the effective income tax rate from 41.1% in 1992 to 44.3% in 1993 resulted primarily from the increase, effective January 1, 1993, in the statutory federal rate to 35%, and increases in state taxes. Contributing to the increase to a smaller degree are startup losses at RGA and RPS, Ltd. in state or foreign tax jurisdictions for which no current tax benefit is available.

        As discussed in Notes D and E to the consolidated financial statements, the company recorded the cumulative effect of two accounting changes in 1993 which resulted in a net charge to 1993 earnings of $18,131,000, or $0.46 per share. By adopting the Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the company recognized the entire December 31, 1992 accumulated postretirement benefit obligation of $38,496,000 ($23,867,000 after tax) as a charge to earnings and, as discussed above, also increased the 1993 provision for retiree medical costs. Also adopted by the company in 1993 was SFAS No. 109, "Accounting For Income Taxes," which resulted in an increase in 1993 earnings of $5,736,000. Under SFAS 109, the company now recognizes deferred tax liabilities and assets on the liability method whereby such amounts are adjusted and earnings are affected in the periods when changes in tax rates are legislated.

        Income before the cumulative effect of accounting changes dropped $0.71 per share from 1992 levels. Increases at Roberts, RPS and Viking, together with the positive contribution from newly acquired Central, only partially offset the decline.

LIQUIDITY AND CAPITAL RESOURCES

        The company normally finances capital expenditures from internally generated funds. It is anticipated that cash and current investments in marketable securities, funds generated from future operating activities, and financing sources readily available to the company will finance projected 1995 capital expenditures and provide adequate levels of working capital, funds for payment of dividends and interest, and for business expansion, including funds required by RGA. Capital expenditures in 1995 are projected at $415 million. Additionally, the Board has authorized the purchase of up to $30 million of the company's common stock in 1995. The funds for that purchase would be available from the sources discussed above.

IMPACT OF INFLATION AND CURRENT TRENDS

        Roadway Express implemented a general freight rate increase effective January 1, 1995 and intends this to be its only general rate increase in 1995. RPS also announced a rate increase effective February 6, 1995. Rate increases implemented during 1994 at the regional carriers did not provide revenue yield improvements due to intense price competition. Price competition is anticipated to continue in 1995 in many of the markets served by the company's operations, and it is expected that industry margins will remain under pressure. As a result of Federal


PAPER FORMAT DOCUMENT PAGE 24
legislation during 1994, which preempts state regulation of motor carrier rates, routes and services, competition will increase in 1995 in certain markets served by the company's regional LTL carriers.

        The transportation, intermodal and logistics marketplace continues to experience rapid change in response to demand for quality and time based management. The company's capabilities will be expanded to meet emerging customer requirements, even at the expense of short term profits. Management expects that 1995 spending for expansion, in particular by increasing the markets served by RGA and RPS, and for systems development, will be substantial. RPS will open additional terminals during 1995, extending service to 47 states and 98% of the U.S. population. RPS will also add 17 new regional hub facilities in the next four years and enter the market for overnight ground service as the new facilities are completed. This initiative will have limited impact on 1995, but should begin to affect business levels as early as 1996.
RGA will add 23 new "air logistics centers" in North America and seven overseas. In 1995, RGA expansion will provide overnight service to 71% of the U.S. population, up from 62%. The company estimates revenue at RGA could double in 1995, RGA's second full year of operation, with losses projected to be in the range of $1.30 to $1.50 per share. It is estimated that losses should decline significantly in 1996 as RGA moves toward break even in 1997 and profitability in 1998. At Roadway Express, Teamster wage rates and benefits will increase by 3.1% effective April 1, 1995 under the terms of the labor contract negotiated during 1994. Roadway Express, which accounts for about one-half of consolidated revenue, is expected to exhibit slow growth but generate adequate returns.

        Investments in technology and systems development will include a major reengineering and information technology project called PRISM, which was launched during 1994 at the Roadway Regional Group, which includes Viking, Central, Spartan Express and Coles Express. The PRISM project is estimated to cost $.25 per share in 1995 and a lesser amount in 1996. The PRISM systems development will continue for approximately four years, with operating savings expected to exceed the cost within that period, while delivering new and improved services to customers. The company estimates the regional group will grow revenue by $100 million in 1995. In addition to pressures on margins from price competition and these additional planned expenses, uncertainties exist regarding future costs of necessary operating expenses such as fuel and related taxes, freight and casualty claims, and employee wages and benefits. All of these factors affect the outlook for 1995.

        The impact of inflation on operating expenses has been moderate in recent years. Most of the company's operating expenses reflect current costs. Depreciation expense is reflected in the financial statements based on historical cost of the assets and, therefore, has less impact on the results of operations than if such expenses were based on current replacement costs. As assets are replaced, the cost of the new assets will generally be higher, resulting in increased depreciation charges. However, technological improvements may result in operating cost savings. The majority of the company's carrier operating property is revenue equipment having relatively short service lives of four to six years. Therefore, annual depreciation expense more closely reflects current costs than for companies in industries with substantial investments in property with longer useful lives. It is anticipated that although the company will continue to expand its presence in the global marketplace, the effects of foreign currency fluctuations will remain relatively insignificant.


PAPER FORMAT DOCUMENT PAGE 25

CONSOLIDATED BALANCE SHEETS
Roadway Services, Inc. and Subsidiaries

                                     ASSETS

                                                                                     DECEMBER 31
                                                                               1994               1993
                                                                          ------------        ------------
                                                                                (dollars in thousands)
CURRENT ASSETS
  Cash .................................................................. $     29,075        $     27,628
  Marketable securities .................................................        7,976              83,943
  Accounts receivable, net of allowance for uncollectible accounts.......      492,560             401,777
  Prepaid expenses and supplies..........................................       77,361              77,160
  Deferred income taxes -- Note D........................................       35,806              28,765
                                                                          ------------        ------------
         TOTAL CURRENT ASSETS............................................      642,778             619,273


CARRIER OPERATING PROPERTY -- at cost
  Land...................................................................      185,794             172,694
  Structures.............................................................      667,079             595,973
  Revenue equipment......................................................    1,182,404           1,106,000
  Other operating equipment..............................................      653,000             565,522
                                                                          ------------        ------------
                                                                             2,688,277           2,440,189

  Less allowances for depreciation.......................................    1,478,560           1,313,974
                                                                          ------------        ------------
         TOTAL CARRIER OPERATING PROPERTY................................    1,209,717           1,126,215


COST IN EXCESS OF NET ASSETS OF
 BUSINESSES ACQUIRED -- net of amortization -- Note B....................       96,940             100,914
                                                                          ------------        ------------
                                                                          $  1,949,435        $  1,846,402
                                                                          ============        ============


PAPER FORMAT DOCUMENT PAGE 26

                                            LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                 DECEMBER 31
                                                                            1994             1993
                                                                         -----------     ------------
                                                                             (dollars in thousands)
CURRENT LIABILITIES
  Accounts payable -- Note C.........................................    $   339,859     $    268,103
  Salaries and wages.................................................        219,747          178,536
  Income taxes payable...............................................          8,946           18,864
  Freight and casualty claims payable within one year................        114,880           99,340
  Dividend payable...................................................         13,653           13,646
                                                                         -----------     ------------
         TOTAL CURRENT LIABILITIES...................................        697,085          578,489

LONG-TERM LIABILITIES
  Casualty claims payable after one year.............................        107,427           86,546
  Future equipment repairs...........................................         26,639           23,148
  Retiree medical -- Note E..........................................         59,243           53,448
  Deferred income taxes -- Note D....................................         43,647           57,620
                                                                         -----------     ------------
         TOTAL LONG-TERM LIABILITIES.................................        236,956          220,762

SHAREHOLDERS' EQUITY -- Note F
 Serial preferred stock -- without par value:
          Authorized -- 40,000,000 shares
          Issued -- none
 Common stock -- without par value:
          Authorized --  200,000,000 shares
          Issued -- 40,896,414 shares................................         39,898           39,898
 Additional capital..................................................         51,153           50,446
 Earnings reinvested in the business.................................        978,459        1,013,519
                                                                         -----------     ------------
                                                                           1,069,510        1,103,863
 Less cost of common stock in treasury
          (1994 -- 1,477,000 shares, 1993 -- 1,527,000 shares).......         54,116           56,712
                                                                         -----------     ------------
         TOTAL SHAREHOLDERS' EQUITY..................................      1,015,394        1,047,151
                                                                         -----------     ------------
                                                                        $  1,949,435     $  1,846,402
                                                                        ============     ============

See notes to consolidated financial statements.

PAPER FORMAT DOCUMENT PAGE 27

STATEMENTS OF CONSOLIDATED INCOME
Roadway Services, Inc. and Subsidiaries

                                                                               YEAR ENDED DECEMBER 31
                                                                      1994             1993            1992
                                                                   -----------      -----------      -----------
                                                                   (dollars in thousands, except per share data)
REVENUE........................................................... $ 4,572,004      $ 4,155,940      $ 3,577,601

OPERATING EXPENSES
  Salaries, wages and benefits....................................   2,420,716        2,242,628       1,908,425
  Purchased transportation........................................     889,476          623,358         500,001
  Operating supplies and expenses.................................     776,366          678,872         591,438
  Operating taxes and licenses....................................     120,249          115,942          96,266
  Insurance and claims............................................     107,372           95,136          74,380
  Provision for depreciation......................................     207,267          197,232         170,287
  Net (gain) loss on sale of carrier operating property ..........      (1,179)          (1,638)             23
                                                                    ----------       ----------      ----------
                TOTAL OPERATING EXPENSES .........................   4,520,267        3,951,530       3,340,820
                                                                    ----------       ----------      ----------
                OPERATING INCOME .................................      51,737          204,410         236,781

Other income -- net, including interest of $2,856 in 1994,
  $10,305 in 1993 and $15,850 in 1992.............................         701            9,995          13,685
                                                                    ----------       ----------      ----------
                INCOME BEFORE INCOME TAXES AND
                CUMULATIVE EFFECT OF ACCOUNTING CHANGES...........      52,438          214,405         250,466
Provision for income taxes -- Note D..............................      32,878           95,070         103,059
                                                                    ----------       ----------      ----------
                INCOME BEFORE CUMULATIVE EFFECT
                OF ACCOUNTING CHANGES ............................      19,560          119,335         147,407
Cumulative effect of accounting changes -- Notes D and E .........        --            (18,131)           --
                                                                    ----------       ----------      ----------
                NET INCOME........................................ $    19,560       $  101,204      $  147,407
                                                                   ===========       ==========      ==========
EARNINGS PER SHARE
  Before cumulative effect of accounting changes.................. $       .50       $     3.02      $     3.73
  Cumulative effect of accounting changes:
    Income taxes, liability method -- Note D......................       --                 .15           --
    Retiree medical, net of tax benefit -- Note E.................       --                (.61 )         --
                                                                    ----------       ----------      ----------
                                                                         --                (.46 )         --
                                                                    ----------       ----------      ----------
                NET INCOME ....................................... $       .50       $     2.56     $      3.73
                                                                    ==========       ==========     ===========
STATEMENTS OF CONSOLIDATED EARNINGS REINVESTED IN THE BUSINESS

                                                                               YEAR ENDED DECEMBER 31
                                                                      1994             1993            1992
                                                                   -----------      -----------      -----------
                                                                   (dollars in thousands, except per share data)

Balance at beginning of year...................................... $ 1,013,519      $   966,061       $   868,777
Net income for the year...........................................      19,560          101,204           147,407
                                                                   -----------      -----------       -----------
                                                                     1,033,079        1,067,265         1,016,184
Less dividends declared ..........................................      54,620           53,746            50,123
                                                                   -----------      -----------       -----------
                BALANCE AT END OF YEAR ........................... $   978,459      $ 1,013,519       $   966,061
                                                                   ===========      ===========       ===========
Dividends declared per share...................................... $      1.40      $     1.375       $     1.275

See notes to consolidated financial statements.

PAPER FORMAT DOCUMENT PAGE 28

STATEMENTS OF CONSOLIDATED CASH FLOWS
Roadway Services, Inc. and Subsidiaries

                                                                                     YEAR ENDED DECEMBER 31
                                                                               1994            1993            1992
                                                                           -----------     -----------     ------------
                                                                                  (dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income........................................................    $    19,560     $   101,204     $    147,407
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Cumulative effect of accounting changes.....................          --             18,131             --
           Depreciation and amortization...............................        211,241         200,080          172,695
           (Gain) loss on sale of carrier operating property...........         (1,179)         (1,638)              23
           Issuance of treasury shares for stock plans.................          3,143           2,564           18,507
           Changes in assets and liabilities, net of effects from
              business acquisitions:
                Accounts receivable....................................        (90,783)        (76,823)         (39,999)
                Other current assets...................................         (7,242)        (12,901)         (13,637)
                Accounts payable and accrued items.....................        128,507          60,499           34,269
                Current income taxes payable...........................         (9,918)         (3,901)            (782)
                Long-term liabilities..................................         16,194          16,205           20,382
                                                                           -----------     -----------      -----------
           Total adjustments...........................................        249,963         202,216          191,458
                                                                           -----------     -----------      -----------
                NET CASH PROVIDED BY OPERATING ACTIVITIES..............        269,523         303,420          338,865

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of carrier operating property...........................       (300,139)       (309,560)        (211,073)
     Sales of carrier operating property...............................         10,549           9,376           10,062
     Purchases of marketable securities................................         (2,892)       (100,151)        (197,263)
     Sales of marketable securities....................................         78,859         291,106          124,787
     Business acquistions, net of cash acquired........................           --           (98,349)           (866)
                                                                           -----------     -----------      -----------
                NET CASH USED IN INVESTING ACTIVITIES..................       (213,623)       (207,578)       (274,353)

CASH FLOWS FROM FINANCING ACTIVITIES
     Dividends paid....................................................        (54,613)        (52,903)        (48,984)
     Purchases of common stock for treasury............................           --           (24,231)           --
     Repayment of borrowings of acquired business......................           --           (32,116)           --
     Proceeds from exercise of stock options...........................            160            --               186
                                                                           -----------     -----------      -----------
             NET CASH USED IN FINANCING ACTIVITIES.....................        (54,453)       (109,250)        (48,798)
                                                                           -----------     -----------      -----------

             NET INCREASE (DECREASE) IN CASH...........................          1,447         (13,408)         15,714

             CASH AT BEGINNING OF YEAR.................................         27,628          41,036          25,322
                                                                           -----------     -----------      -----------

             CASH AT END OF YEAR.......................................   $     29,075     $    27,628      $   41,036
                                                                          ============     ===========      ==========

See notes to consolidated financial statements.

PAPER FORMAT DOCUMENT PAGE 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roadway Services, Inc. and Subsidiaries
December 31, 1994

NOTE A -- ACCOUNTING POLICIES

  Principles of Consolidation -- The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Operations are exclusively within the transportation industry.

  Cash and Marketable Securities -- For purposes of reporting cash flows, cash includes cash on hand and cash held by banks which is subject to immediate withdrawal. Marketable securities, principally U.S. government securities, are treated as available-for-sale securities and are stated at cost which approximates fair value.

  Depreciation -- Depreciation of carrier operating property is computed by the straight line method based on the useful lives of the assets.

  Cost in Excess of Net Assets of Businesses Acquired -- These costs ($113,940,000) are being amortized on the straight line method over a 40 year period from the respective acquisition dates of the acquired businesses. The carrying value of cost in excess of net assets of businesses acquired ("goodwill") is reviewed to determine if an impairment is suggested. If this review indicates that goodwill may not be recoverable, the company's carrying value of the goodwill would be reduced.

  Casualty Claims Payable -- These accruals include claims for property damage and public liability, and workers' compensation. Expenses resulting from workers' compensation claims are included in salaries, wages and benefits in the accompanying statement of consolidated income.

  Future Equipment Repairs -- This accrual represents the estimated costs of anticipated major future repairs on intercity tractors.

  Revenue -- The company recognizes revenue as earned on the date of freight delivery to consignee.

  Earnings Per Share -- Earnings per share is computed on the average number of shares of common stock outstanding during each year:
39,392,000 in 1994 and 39,521,000 in 1993 and in 1992.

NOTE B -- ACQUISITIONS

  On April 6, 1993, the company acquired Central Freight Lines Inc., Texas' largest regional carrier. The company used internally generated funds to acquire the common stock of Central at a total cost of $102,142,000.

  On June 24, 1992, the company acquired Cole Enterprises, Inc., the parent company of Coles Express, Inc., a New England regional carrier based in Bangor, Maine, for $4,617,000 in cash and 235,892 shares of the company's common stock valued at $15,127,000.

  The acquisitions of Central and Coles were accounted for as purchases and the cost in excess of net assets acquired was $16,432,000 and $3,441,000, respectively. The earnings of Central and Coles are included in the accompanying statements of consolidated income since their respective acquisition dates, and are not material in relation to consolidated operations.

NOTE C -- ACCOUNTS PAYABLE

 Items classified as accounts payable consist of the following:
                                                                                                        1994        1993
                                                                                                      --------    --------
                                                                                                     (dollars in thousands)
Trade and other payables  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $226,937    $191,073
Drafts outstanding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       73,444      41,468
Taxes, other than income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       39,478      35,562
                                                                                                      --------    --------
  Total accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $339,859    $268,103
                                                                                                      ========    ========

PAPER FORMAT DOCUMENT PAGE 30

NOTE D -- INCOME TAXES

  Effective January 1, 1993, the company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The cumulative effect of adopting SFAS 109 resulted in an increase in 1993 earnings of $5,736,000 or $.15 per share.

  In accordance with SFAS 109 the company uses the liability method of accounting for income taxes. Deferred income taxes are provided for temporary differences between financial statement and income tax reporting, using tax rates scheduled to be in effect at the time the items giving rise to the deferred taxes reverse.

  Significant components of the company's deferred tax liabilities and assets are as follows:

                                                                                                          1994          1993
                                                                                                        --------      --------
                                                                                                        (dollars in thousands)
Deferred tax liabilities:
  Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $121,087      $121,321
  Pensions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         22,961        20,723
                                                                                                        --------      --------
  Total deferred tax liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        144,048       142,044

Deferred tax assets:
 Freight and casualty claims  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         78,241        63,116
 Retiree medical  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         23,098        20,891
 Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         34,868        29,182
                                                                                                        --------      --------
  Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        136,207       113,189
                                                                                                        --------      --------
  Net deferred tax liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  7,841      $ 28,855
                                                                                                        ========      ========


 The provision for income taxes consists of the following:

                                                                                        1994             1993             1992
                                                                                      --------         --------         --------
                                                                                                (dollars in thousands)
Taxes currently payable:
  Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 43,770         $ 80,268         $102,853

  State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      10,122           19,391           20,430
                                                                                      --------         --------         --------
                                                                                        53,892           99,659          123,283
Deferred taxes (credits):
  Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (18,220)          (3,923)         (17,214)

  State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (2,794)            (666)          (3,010)
                                                                                      --------         --------         --------
                                                                                       (21,014)          (4,589)         (20,224)
                                                                                      --------         --------         --------
  Provision for income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 32,878         $ 95,070         $103,059
                                                                                      ========         ========         ========

  Income tax payments amounted to $60,218,000 in 1994, $101,217,000 in 1993 and $99,362,000 in 1992.

Deferred income taxes (credits) include the following:

                                                                                        1994             1993              1992
                                                                                       --------        --------        --------
                                                                                               (dollars in thousands)
Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   (234)       $  2,389         $ (7,296)

Freight and casualty claims . . . . . . . . . . . . . . . . . . . . . . . . . . .      (15,125)        (11,202)          (3,338)

Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (5,655)          4,224           (9,590)
                                                                                       --------       --------         --------
                                                                                      $(21,014)       $ (4,589)        $(20,224)
                                                                                      ========        ========         ========


PAPER FORMAT DOCUMENT PAGE 31

 The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

                                                   1994      1993      1992
                                                   ----      ----      ----
Federal statutory tax rate ......................  35.0%     35.0%     34.0%
State income taxes, net of federal tax benefit ..   9.1       5.7       4.6
Non-deductible operating costs ..................  10.7       1.5       1.2
Impact of loss operations .......................   6.9       1.5       1.1
Other, net ......................................   1.0        .6        .2
                                                   ----      ----      ----
    Effective tax rate ..........................  62.7%     44.3%     41.1%
                                                   ====      ====      ====

NOTE E -- EMPLOYEE BENEFIT PLANS

  The company charged to operations $94,245,000 in 1994, $97,682,000 in 1993 and $90,229,000 in 1992 for contributions to multiemployer pension plans for Roadway Express, Inc. employees subject to labor contracts. The company also charged to operations $112,947,000 in 1994, $114,167,000 in 1993 and
$102,127,000 in 1992 for contributions to multiemployer plans that provide health and welfare benefits to employees and retirees of Roadway Express, Inc. who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts.

  The company has defined benefit pension plans covering employees not subject to labor contracts. The benefits are based on, among other things, years of service and average compensation during employment with the company. The company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements, plus such additional amounts the company may determine to be appropriate.

  The following table sets forth the company plans' funded status and amounts recognized in the balance sheet:

                                                                                                      1994         1993
                                                                                                      ----         ----
                                                                                                    (dollars in thousands)
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested benefits of
   $275,611 in 1994 and $264,908 in 1993 ........................................................   $ 313,130     $ 302,638
                                                                                                    =========     =========
 Projected benefit obligation for service rendered to date ......................................   $ 384,016     $ 380,034
Plan assets at fair value, primarily listed stocks, bonds and U.S. government securities ........     391,319       364,792
                                                                                                    ---------     ---------
Plan assets greater (less) than projected benefit obligation ....................................       7,303       (15,242)
Unrecognized net gain ...........................................................................     (35,010)      (25,812)
Unrecognized prior service cost .................................................................      75,959        81,216
Unrecognized net asset at transition ............................................................     (39,209)      (42,009)
                                                                                                    ---------     ---------
Prepaid (accrued) pension cost ..................................................................   $   9,043     $  (1,847)
                                                                                                    =========     =========


 Net pension cost of company plans includes the following components:

                                                                                       1994          1993          1992
                                                                                       ----          ----          ----
                                                                                            (dollars in thousands)
Service cost of benefits earned during the year  ................................     $ 25,127      $ 21,633      $ 13,474
Interest cost on projected benefit obligation ...................................       25,778        22,915        15,769
Actual loss (return) on assets  .................................................        4,984       (19,986)      (20,888)
Net amortization and deferral ...................................................      (28,861)          (65)       (2,532)
                                                                                      --------      --------      --------
Net pension cost ................................................................     $ 27,028      $ 24,497      $  5,823
                                                                                      ========      ========      ========

PAPER FORMAT DOCUMENT PAGE 32

        The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7% and 4% in 1994, and 6.5% and 4% in 1993. The expected long-term rate of return on assets was 7.75%. If the assumed discount rate had remained unchanged during 1994, the projected benefit obligation would have been $36 million higher. Net pension cost increased in 1993 by approximately $8 million for amendments to increase benefits to participants effective January 1, 1993, and approximately $5 million due to the lower assumed discount rate.

        The company provides health care benefits to certain retirees who were not subject to labor contracts. During 1993, eligible new retirees began contributing to the cost of these benefits. Prior to 1993 the cost of these benefits was recognized when incurred. Effective January 1, 1993, the company adopted the provisions of SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS 106, the costs of these benefits is recognized during eligible employment. The company recorded the entire transition obligation of $38,496,000 ($23,867,000 after tax or $.61 per share) as a one time charge against 1993 earnings.

        The following table sets forth the amounts recognized in the balance sheet:
                                                                                  1994            1993
                                                                               ----------      -----------
                                                                                  (dollars in thousands)
Accumulated postretirement benefit obligation:
 Retirees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    (9,136)    $    (7,497)
 Fully eligible active plan participants  . . . . . . . . . . . . . . . .           (7,738)         (8,501)
 Other active plan participants . . . . . . . . . . . . . . . . . . . . .          (39,554)        (45,299)
                                                                               -----------      ----------
                                                                                   (56,428)        (61,297)
Unrecognized net (gain) loss  . . . . . . . . . . . . . . . . . . . . . .           (2,815)          7,849
                                                                               -----------      ----------
Accrued postretirement benefit cost . . . . . . . . . . . . . . . . . . .      $   (59,243)     $  (53,448)
                                                                               ============     ==========

        Net periodic postretirement benefit cost includes the following components:
                                                                                  1994            1993
                                                                               ----------      -----------
                                                                                  (dollars in thousands)
Service cost of benefits earned during the year   . . . . . . . . . . . .      $     3,759     $     4,000
Interest cost on accumulated postretirement benefit obligation  . . . . .            3,776           3,737
Net amortization and deferral . . . . . . . . . . . . . . . . . . . . . .               10              75
                                                                               -----------      ----------
Net postretirement benefit cost   . . . . . . . . . . . . . . . . . . . .      $     7,545     $     7,812
                                                                               ============    ===========

        Post retirement benefit payments amounted to $1,750,000 in 1994, $1,717,000 in 1993 and $852,000 in 1992.

        At December 31, 1994, the assumed health care cost trend rate is 12% for 1995 and is assumed to decrease gradually to 6.25% by 2006 and remain at that level thereafter. At December 31, 1993, the assumed rate was 12.75% for 1994, decreasing gradually to 6.25% by 2006. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 by $8 million and $9 million, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $1.3 million.

        The weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 7% and 6.5% at December 31, 1994 and 1993, respectively.

        The company contributed $25,517,000 in 1994, $28,207,000 in 1993 and
$27,665,000 in 1992 to various employee defined contribution plans which invest primarily in company stock. These plans generally cover employees not subject to labor contracts. Annual contributions are related to company profitability and employees' salaries and wages.

PAPER FORMAT DOCUMENT PAGE 33

NOTE F -- SHAREHOLDERS' EQUITY

        The Board of Directors is authorized to issue shares of serial preferred stock in one or more series and to fix the terms and conditions of the preferred shares, including: dividend rates and payment dates; liquidation prices; redemption rights and prices; sinking fund requirements; conversion rights; and restrictions on issuance. Voting rights would be on the same basis as outstanding common shares.

        The company issued from treasury 33,544 shares of its common stock in 1994, 86,624 shares in 1993 and 301,221 shares in 1992 in connection with employee stock plans. The company purchased 448,533 shares of its common stock in 1993.

        The fair market value of treasury shares issued in connection with stock plans and the 1992 acquisition of Cole Enterprises, Inc. discussed in Note B exceeded cost by $707,000 in 1994, $54,000 in 1993 and $19,121,000 in
1992. The excess has been recorded as additional capital.

        During 1994 the shareholders approved the Roadway Services, Inc. 1994 Nonemployee Directors' Stock Plan which allows for the awarding of stock and stock options not to exceed in the aggregate 80,000 shares. Under a similar 1989 plan 10,442 shares were awarded and 41,768 options were granted in prior years. A maximum of 60,000 shares may be issued under the 1989 Plan.

        Activity under the plans is as follows:
                                                                         1994        1993         1992
                                                                         -----       -----        -----
Shares awarded  . . . . . . . . . . . . . . . . . . . . . . . .         13,209          --           --
Shares forfeited  . . . . . . . . . . . . . . . . . . . . . . .          2,085       2,091        2,313
Options granted at $66.25 . . . . . . . . . . . . . . . . . . .         52,836          --           --
Options exercised at $30  . . . . . . . . . . . . . . . . . . .          5,332          --        6,200
Options outstanding at year end   . . . . . . . . . . . . . . .         83,072      35,568       35,568

NOTE G -- CONTINGENCIES AND COMMITMENTS

        During 1989, the Internal Revenue Service (IRS) completed an examination of the company's employment tax returns for the years 1985 and 1986 proposing changes in classification of certain drivers at Roadway Package System, Inc.
(RPS) and subjecting the company to payment of approximately $5 million of certain employment taxes for those years. The company paid the amounts claimed although it disagreed with the IRS position both as to liability for and amounts of taxes claimed. The company then filed suit in the United States
Court of Claims to recover the amounts paid. In 1992, the IRS completed its examination of the company's 1987 through 1989 employment tax returns and proposed additional employment taxes of approximately $27 million. The company estimates that the total potential liability could have been as much as $119 million through 1993 on the same basis as adjustments proposed for years 1985 through 1989.

        The company has reached agreement with the IRS and the Department of Justice in full settlement of all assessed, asserted or potential employment tax deficiencies and interest related to this matter through 1993. The net after-tax cost of the settlement amounted to $13.7 million or $.35 per share and is included in the 1994 statement of consolidated income.

        As an incident of the settlement, the IRS provided a letter of assurance that states that operations conducted in accordance with the terms of an arrangement described therein would not be inconsistent with an independent contractor relationship within the meaning of the Internal Revenue Code. Since January 1, 1994, RPS has executed revised agreements with its pickup and delivery owner-operators that coincide with the terms described in the letter of assurance.

        Various other legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition of the company.

        The company has unsecured available lines of credit of $150,000,000 at December 31, 1994. There were no borrowings under this line during 1994.

PAPER FORMAT DOCUMENT PAGE 34

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Board of Directors
Roadway Services, Inc.

     We have audited the accompanying consolidated balance sheets of Roadway Services, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income, earnings reinvested in the business, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Services, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                      /s/ Ernst & Young LLP

Akron, Ohio
January 24, 1995




PAPER FORMAT DOCUMENT PAGE 35

Historical Data                                                                                         Amounts in thousands,
Roadway Services, Inc. and Subsidiaries                                                                 except per share data
                                                                 1994             1993               1992             1991
                                                              ----------       ----------         ----------       ----------
Revenue . . . . . . . . . . . . . . . . . . . . . . . . .     $4,572,004       $4,155,940         $3,577,601       $3,176,956
Operating Expenses
     Salaries, wages and benefits . . . . . . . . . . . .      2,420,716        2,242,628          1,908,425        1,734,782
     Purchased transportation   . . . . . . . . . . . . .        889,476          623,358            500,001          419,590
     Operating supplies and expenses . . . . . . . . . . . .     776,366          678,872            591,438          514,760
     Operating taxes and licenses    . . . . . . . . . . . .     120,249          115,942             96,266           88,459
     Insurance and claims     . . . . . . . . . . . . . .        107,372           95,136             74,380           61,844
     Provision for depreciation   . . . . . . . . . . . .        207,267          197,232            170,287          154,669
     Net (gain) loss on sale of carrier
          operating property    . . . . . . . . . . . . .         (1,179)          (1,638)                23           (3,554)
                                                              ----------       ----------         ----------       ----------

Total Operating Expenses  . . . . . . . . . . . . . . . .      4,520,267        3,951,530          3,340,820        2,970,550
                                                              ----------       ----------         ----------       ----------
Operating Income  . . . . . . . . . . . . . . . . . . . .         51,737          204,410            236,781          206,406
Other income -- net   . . . . . . . . . . . . . . . . . .            701            9,995             13,685            7,200
                                                              ----------       ----------         ----------       ----------
Income before income taxes and cumulative
  effect of accounting changes  . . . . . . . . . . . . .         52,438          214,405            250,466          213,606
Provision for income taxes    . . . . . . . . . . . . . .         32,878           95,070            103,059           86,283
                                                              ----------       ----------         ----------       ----------

Income before cumulative effect of
  accounting changes  . . . . . . . . . . . . . . . . . .         19,560          119,335            147,407          127,323
Cumulative effect of accounting changes(1)    . . . . . .             --          (18,131)                --               --
                                                              ----------       ----------         ----------       ----------
Net Income  . . . . . . . . . . . . . . . . . . . . . . .     $   19,560       $  101,204         $  147,407       $  127,323
                                                              ==========       ==========         ==========       ==========
Earnings per share (2)
 Before cumulative effect of accounting changes   . . . .     $      .50       $     3.02         $     3.73       $     3.27
 Cumulative effect of accounting changes  . . . . . . . .             --             (.46)                --               --
                                                              ----------       ----------         ----------       ----------
 Net Income . . . . . . . . . . . . . . . . . . . . . . .     $      .50       $     2.56         $     3.73       $     3.27
                                                              ==========       ==========         ==========       ==========
Cash dividends declared per share(3)  . . . . . . . . . .     $     1.40       $     1.37 1/2     $     1.27 1/2   $     1.17 1/2
Average number of shares of
     common stock outstanding (3)   . . . . . . . . . . .         39,392           39,521             39,521           38,906
Total Shareholders' Equity  . . . . . . . . . . . . . . .     $1,015,394       $1,047,151         $1,021,360       $  890,256
Total Assets  . . . . . . . . . . . . . . . . . . . . . .     $1,949,435       $1,846,402         $1,681,085       $1,488,632
- -----------------------------------------------------------------------------------------------------------------------------
Tons of freight --  LTL   . . . . . . . . . . . . . . . .         11,712           11,014              9,219            8,388
                    TL  . . . . . . . . . . . . . . . . .          3,872            3,772              2,796            2,740
                                                              ----------       ----------         ----------       ----------
         Total    . . . . . . . . . . . . . . . . . . . .         15,584           14,786             12,015           11,128

Intercity miles   . . . . . . . . . . . . . . . . . . . .      1,119,288        1,056,177            932,866          862,865
Ton miles   . . . . . . . . . . . . . . . . . . . . . . .     13,174,711       13,342,600         11,788,035       10,944,225
- -----------------------------------------------------------------------------------------------------------------------------

Notes:  (1)  Changes in methods of accounting for income taxes and retiree medical benefits in 1993.
        (2) Earnings per share are computed on the average number of shares of common stock outstanding during each year.
        (3)  Adjusted to reflect a 2 for 1 stock split effective May 30, 1984.


PAPER FORMAT DOCUMENT PAGE 36

                                                                              Amounts in thousands,
                                                                             except per share data

  1990          1989           1988           1987           1986           1985           1984
- ----------    ----------     ----------     ----------     ----------     ----------     ----------
$2,971,235    $2,660,910     $2,184,531     $1,908,747     $1,717,491     $1,579,825     $1,461,510

 1,620,498     1,490,454      1,241,070      1,094,415        993,997        930,837        891,899
   374,597       313,163        257,217        205,407        144,239        109,944         58,424
   485,998       436,831        348,146        333,414        283,788        275,983        253,018
    79,649        72,817         60,380         57,018         53,205         50,861         45,051
    72,841        65,118         54,427         45,974         37,042         34,885         28,765
   149,259       138,170        122,827        115,158        100,421         81,280         51,992

      (191)          (75)        (1,238)          (755)          (987)        (2,336)          (379)
- ----------    ----------     ----------     ----------     ----------     ----------     ----------

 2,782,651     2,516,478      2,082,829      1,850,631      1,611,705      1,481,454      1,328,770
- ----------    ----------     ----------     ----------     ----------     ----------     ----------
   188,584       144,432        101,702         58,116        105,786         98,371        132,740
     5,954         5,745         18,997         20,221         24,332         33,508         45,388
- ----------    ----------     ----------     ----------     ----------     ----------     ----------

   194,538       150,177        120,699         78,337        130,118        131,879        178,128
    75,458        54,656         40,460         27,829         53,652         55,968         78,113
- ----------    ----------     ----------     ----------     ----------     ----------     ----------


   119,080        95,521         80,239         50,508         76,466         75,911        100,015
        --            --             --             --             --             --             --
- ----------    ----------     ----------     ----------     ----------     ----------     ----------
$  119,080    $   95,521     $   80,239     $   50,508     $   76,466     $   75,911     $  100,015
==========    ==========     ==========     ==========     ==========     ==========     ==========

$     3.05    $     2.44     $     2.00     $     1.26     $     1.91     $     1.90     $     2.49
        --            --             --             --             --             --             --
- ----------    ----------     ----------     ----------     ----------     ----------     ----------
$     3.05    $     2.44     $     2.00     $     1.26     $     1.91     $     1.90     $     2.49
==========    ==========     ==========     ==========     ==========     ==========     ==========
$     1.10    $     1.10     $     1.10     $     1.10     $     1.10     $     1.02 1/2 $     1.00

    39,023        39,154         40,120         40,217         40,114         39,931         40,105
$  777,795    $  718,292     $  670,389     $  661,661     $  654,235     $  613,836     $  577,950
$1,341,046    $1,273,120     $1,182,235     $1,105,473     $1,070,659     $  999,861     $  912,965
- ---------------------------------------------------------------------------------------------------
     7,967         7,447          6,210          5,799          4,932          4,444          4,143
     2,532         2,688          2,412          2,180          2,212          2,572          2,528
- ----------    ----------     ----------     ----------     ----------     ----------     ----------
    10,499        10,135          8,622          7,979          7,144          7,016          6,671

   811,729       777,799        675,079        641,157        544,755        529,153        498,362
10,492,865    10,200,525      8,931,450      8,556,682      7,556,624      7,254,521      6,922,814
- ---------------------------------------------------------------------------------------------------

PAPER FORMAT DOCUMENT PAGE 37

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
                                         Operating                        Net     Earnings Per  Net Income  Average Shares
    Quarter Ended         Revenue         Income        Income (a)      Income      Share (a)    Per Share   Outstanding
    -------------         -------        ---------      ----------      -------    ----------   ----------   -------------
     1994                                       (dollars in thousands, except per share data)
March 26                $1,023,740      $  29,188      $  15,912      $  15,912     $  0.40      $  0.40     39,372,000
June 18 (b)                930,157        (41,166)       (21,726)       (21,726)      (0.55)       (0.55)    39,395,000
September 10             1,091,507         24,045         11,649         11,649        0.30         0.30     39,402,000
December 31 (c)          1,526,600         39,670         13,725         13,725        0.35         0.35     39,399,000

       1993
March 27                $  856,052      $  30,990      $  20,261      $   2,130     $  0.51      $  0.05     39,741,000
June 19                    939,263         42,002         27,323         27,323        0.69         0.69     39,697,000
September 11               983,872         53,752         29,039         29,039        0.74         0.74     39,322,000
December 31              1,376,753         77,666         42,712         42,712        1.08         1.08     39,369,000

(a) Before cumulative effect of accounting changes.
(b) Includes effect of the Teamsters strike as described in Management's Discussion and Analysis.
(c) Includes effect of IRS settlement as described in Note G to the consolidated financial statements.

        The company uses a 13 four-week period calendar with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

COMMON STOCK AND DIVIDENDS

        Roadway Services, Inc. common stock is traded on The Nasdaq Stock Market (symbol: ROAD). Roadway Services is included in the Dow Jones Transportation Average, a major barometer for the U. S. transportation industry. Roadway is the only over-the-counter stock to be included in a Dow Jones average.

        Cash dividends declared per share totaled $1.40 in 1994 and $1.37 1/2 in 1993. The number of holders of record of the company's common stock at December 31, 1994 was approximately 7,300. The high and low prices at which Roadway Services common stock traded for each quarter in 1994 and 1993, as reported by the National Association of Securities Dealers, Inc., are shown below.

                                                         Price Range                         Dividends Declared
                                        --------------------------------------------             Per Share
                                               1994                     1993             ------------------------
                                        -------------------     --------------------
     Quarter Ended                        High        Low        High         Low           1994         1993
     -------------                      -------     -------     -------      -------       ------      --------
March 31........................        $74 1/4     $59 1/2     $72 1/2      $59 3/4       $  .35      $  .32 1/2
June 30.........................         72          62 1/2      65 1/2       51 3/4          .35         .35
September 30....................         64 1/2      53 3/4      63 1/4       55 3/4          .35         .35
December 31.....................         58          46          69           57 1/2          .35         .35
                                                                                           --------    ---------
                                                                                           $ 1.40      $ 1.37 1/2
                                                                                           ========    ==========

     The company offers a dividend reinvestment plan through its stock transfer agent, KeyCorp Shareholder Services, Inc. (formerly Society National Bank). The plan provides an opportunity for registered shareholders of the company to automatically purchase additional shares of Roadway Services common stock with dividends. Further information regarding the plan is on page 39 of this report.

     An information booklet which provides answers to questions regarding the ownership and transfer of stock is also available to shareholders of the company. Copies may be obtained by contacting the company at the address or telephone number listed on page 39 of this report.


PAPER FORMAT DOCUMENT PAGE 38

CORPORATE INFORMATION

ROADWAY SERVICES, INC. is a holding company engaged through its operating companies in the transportation and logistics businesses. Its operating companies are:

ROADWAY EXPRESS, INC., the company's largest operating company , primarily handles long haul, less-than-truckload (LTL) general freight throughout North America and to overseas destinations.

1077 Gorge Boulevard, P.O. Box 471
Akron, Ohio 44309
(216) 384-1717

ROADWAY PACKAGE SYSTEM, INC. AND SUBSIDIARIES serve shippers in the small package market. RPS presently serves 47 states and Canada through 317 terminals.

P.O. Box 108
Pittsburgh, Pennsylvania 15230
(412) 269-1000

ROADWAY GLOBAL AIR, INC. provides air cargo service to customers worldwide through 77 air logistics centers in North America, Europe, Asia and Australia, including a hub facility in Terre Haute, Indiana.

9200 Keystone Crossing, Suite 500
Indianapolis, Indiana 46240
(317) 580-7070

ROADWAY REGIONAL GROUP, INC. is the parent of regional carriers VIKING FREIGHT SYSTEM, INC., SPARTAN EXPRESS, INC., COLES EXPRESS, INC., and CENTRAL FREIGHT LINES INC. Viking provides LTL service in 10 western states and to Alaska, Hawaii and Mexico. Spartan serves 17 central and southern states. Coles provides LTL service to 11 northeastern states and Central serves 10 southwestern states, Illinois and Mexico. The regional group operates 232 terminals.

(Viking): 411 East Plumeria Drive
San Jose, California  95134
(408) 922-7200

(Central): 5601 W. Waco Drive
Waco, Texas 76702
(817) 772-2120

(Spartan Central): 125 Dillmont Drive
Worthington, Ohio  43235
(614) 841-1220

(Spartan South): P.O. Box 1089
Greer, South Carolina  29652
(803) 879-4211

(Coles): 444 Perry Road
Bangor, Maine 04401
(207) 942-7311

ROBERTS TRANSPORTATION SERVICES, INC., through its subsidiaries, provides expedited delivery for critical and time-sensitive shipments.

2088 South Arlington Street, P.O. Box 7162
Akron, Ohio  44306
(216) 773-3381

ROADWAY LOGISTICS SYSTEMS, INC. provides contract logistics services.

5455 Darrow Road
Hudson, Ohio 44236
(216) 342-3000

CORPORATE HEADQUARTERS
- ----------------------
1077 Gorge Boulevard
P.O. Box 88
Akron, Ohio 44309
Telephone: (216) 384-8184

ANNUAL MEETING
- --------------
The annual meeting of shareholders of Roadway Services, Inc. will be held on Wednesday, May 10, 1995 at 9:00 a.m. Eastern Daylight Time at the Sheraton Suites Hotel, 1989 Front St., Cuyahoga Falls, Ohio. Formal notice and proxy statement, with proxy, will be mailed on or about April 10, 1995, to each shareholder of record on March 24, 1995. Shareholders are requested to execute and return proxies.

TRANSFER AGENT AND REGISTRAR
- ----------------------------
KeyCorp Shareholder Services, Inc.
(formerly Society National Bank)
P.O. Box 6477
Cleveland, Ohio 44101-1477
Telephone: (216) 813-5745 or (1-800) 542-7792

DIVIDEND REINVESTMENT PLAN
- --------------------------
Registered shareholders of Roadway Services, Inc. are eligible to participate in a dividend reinvestment plan through KeyCorp Shareholder Services, Inc. (formerly Society National Bank), the company's stock transfer agent. For information regarding the plan, contact the company's transfer agent.

PAPER FORMAT DOCUMENT PAGE 39

DIRECTORS AND OFFICERS

ROADWAY SERVICES, INC.

BOARD OF DIRECTORS

GEORGE B. BEITZEL, Retired Senior Vice President  and Director,
   International Business Machines Corp., Armonk, New York
R. A. CHENOWETH, Principal of Buckingham, Doolittle & Burroughs, a Legal Professional Association, Akron, Ohio
JOSEPH M. CLAPP, Chairman and Chief Executive Officer of the  company
NORMAN C. HARBERT, Chairman and CEO, The Hawk Group,  Cleveland, Ohio
CHARLES R. LONGSWORTH, Chairman, The Colonial  Williamsburg Foundation,
   Williamsburg, Virginia
ROBERT E. MERCER, Retired Chairman and CEO, The Goodyear  Tire &
   Rubber Company, Akron, Ohio
G. JAMES ROUSH, Private Investor, Seattle, Washington
DANIEL J. SULLIVAN, President and Chief Operating Officer of the company WILLIAM SWORD, Chairman of the Board, Wm. Sword & Co. Incorporated, Princeton,
   New Jersey
SARAH ROUSH WERNER, Private Investor, Marysville, Washington

OFFICERS

DONALD C. BROWN, Vice President-Corporate Support Services
JOHN P. CHANDLER, Vice President-Administration and  Treasurer
JOSEPH M. CLAPP, Chairman and Chief Executive Officer
KATHRYN W. DINDO, Assistant Controller
DAVID B. EDMONDS, Vice President-Corporate Marketing and  Sales
JOHN  M. GLENN, Vice President and General Counsel
ROY  E. GRIGGS, Vice President and Controller
WILLIAM F. KLUG, Vice President-Real Estate and Environmental Services RODGER G. MARTICKE, Vice President and Group Executive
JONATHAN T. PAVLOFF, Vice President-Corporate Planning
DANIEL J. SULLIVAN, President and Chief Operating Officer
D. A. WILSON, Senior Vice President-Finance and Planning, Secretary and Chief Financial Officer


OPERATING COMPANY OFFICERS

ROADWAY EXPRESS, INC.
- ---------------------
JOHN D. BRONNECK, Vice President-Northeastern Division
FRANK W. CAHILL, Vice President-Central Division
ROBERT W. CARR, Assistant Vice President-International Business
HELENE CSVANY, Vice President-Information Systems
J. DAWSON CUNNINGHAM, Vice President-Finance and Administration, Treasurer and Assistant Secretary
BRIAN M. CURRAN, Vice President-Southern Division
LAWRENCE L. DEMASTUS, Vice President-Maintenance
DOUGLAS G. DUNCAN, Vice President-Sales
LOUIS J. ESPOSITO, Vice President-Midwestern Division
JOHN. G. FERRONE, Vice President-Labor Relations
JOE D. LAWRENCE, Vice President-Quality
MICHAEL J. MURPHY, Vice President-Corporate Sales
ROBERT W. OBEE, Vice President-Operations Planning and Engineering
KEN OLSEN, Vice President-Marketing
ANTHONY R. POAT, Vice President-Pricing
J. A. SALERNO, Vice President-Administration
J. D. STALEY, Vice President-Operations
ROBERT L. STULL, Vice President-Western Division
MICHAEL W. WICKHAM, President

ROADWAY PACKAGE SYSTEM, INC.
- ----------------------------
GORDON N. BLOOM, Vice President-Information Technology
PAUL S. CALLAHAN, Vice President-Central Division
MARY K. COULTER, Vice President-Customer Service
ERIC W. DAMON, Vice President-Finance and Administration
EDWARD S. DiSALVO, Vice President-Sales
DAVID L. GERSCHULTZ, Vice President-Southern Division
IVAN T. HOFMANN, President
LEE E. HOLLY, Vice President-Human Resources
BRAM B. JOHNSON, Vice President-Marketing
RONALD E. JOSEPH, Vice President-Transportation, Safety and
   Maintenance
JOSEPH P. LOUGHRAN, Vice President-Operations Planning and Engineering TERRENCE F. SRSEN, President, Roadway Package System, Ltd.
J. ALLAN TEPPER, Vice President-Western Division
THOMAS R. WARREN, Vice President-Field Operations
ROBERT T. YOUNG, Vice President-Eastern Division

ROADWAY GLOBAL AIR, INC.
- ------------------------
DONALD G. BERGER, President

ROADWAY REGIONAL GROUP, INC.
- ----------------------------
RANDOLPH C. BANGHAM, President

VIKING FREIGHT SYSTEM, INC.
- ---------------------------
RONALD G. PELZEL, President

CENTRAL FREIGHT LINES INC.
- --------------------------
C. TOM CLOWE, JR., President

SPARTAN EXPRESS, INC.
- ---------------------
THOMAS G. CONNARD, President-Spartan Central
THOMAS L. DOBB, President-Spartan South

COLES EXPRESS, INC.
- -------------------
ROBERT T. DRAKE, President

ROBERTS EXPRESS, INC.
- ---------------------
R. BRUCE SIMPSON, President

ROADWAY LOGISTICS SYSTEMS, INC.
- -------------------------------
ROBERT D. LAKE, President

ROADWAY INFORMATION TECHNOLOGY, INC.
- ------------------------------------
GERALD A. LONG, President

PAPER FORMAT DOCUMENT PAGE 40

PHOTO NO. 44

INSIDE BACK COVER

Roadway Services, Inc., 1077 George Boulevard, P.O. Box 88, Akron, Ohio 44309-0088 (216) 384-8184

OUTSIDE BACK COVER

                             APPENDIX TO EXHIBIT 13
                         ANNUAL REPORT TO SHAREHOLDERS


                                                          Paper Format
Graphs                                                    Document Page
- ------                                                    -------------
   1             Bar Graph No. 1                               1

                 Revenue (in billions)

                 1990          $2.97
                 1991          $3.18
                 1992          $3.58
                 1993          $4.15
                 1994          $4.57


   2             Bar Graph No. 2                               1

                 Net Income (in millions)(a)

                 1990          $119.1
                 1991          $127.3
                 1992          $147.4
                 1993          $119.3
                 1994          $ 19.5

                 (a) Excludes $18.1 million charge for the cumulative effect of accounting changes in 1993.


                                                                   Paper Format
Photo No.                          Description                     Document Page

   1             Roadway Express baseball cap                            4

   2             Roadway Express doubles truck with sleeper tractor      4
                 CAPTION WITHIN PHOTO:

                       INFORMATION AT THE SPEED OF LIGHT

                 In today's business environment speed is critical.
                 Roadway Express moves your shipment around the clock and communicates your shipment's location at the speed of light. Continuously tracked by satellite, our new sleeper tractors keep your shipment on the road and on time. You get reliable service and reliable information. Just some of the ways we're changing to offer you exceptional service ... with no exceptions.

                 CAPTION BELOW PHOTO: In October 1994, Roadway Express inaugurated sleeper team service from five midwestern and southwestern gateway cities to the West Coast. Equipped with two-way satellite communications systems, the 260 new sleeper tractors will meet customer demands for faster transit times.

                             APPENDIX TO EXHIBIT 13
                         ANNUAL REPORT TO SHAREHOLDERS
                                  (Continued)

                                                                                           Paper Format
Photo No.                                                                                  Document Page
- ---------                                                                                  -------------

   3            Individuals seated at a conference table                                         5

   4            Material handling equipment                                                      5

   5            Roadway Express doubles truck                                                    5

   6            Four Roadway Express truck drivers                                               6
                CAPTION ABOVE PHOTO:  Four drivers who have
                individually achieved over three million miles
                without a preventable accident were awarded exclusive
                use of company tractors.  A total of 22 Roadway Express
                drivers companywide were awarded vehicles for this
                outstanding safety accomplishment.

   7            Individual using computer on board truck                                         7

   8            Individuals working at computers                                                 7

   9            Roadway Express truck in Europe                                                  7

  10            RPS baseball cap                                                                 8

  11            RPS package testing equipment                                                    8
                CAPTION BELOW PHOTO:  In 1994, RPS opened a package
                testing lab located in the company's Harrisburg,
                Pennsylvania hub.  The new facility allows RPS to
                work one-on-one with its customers to develop tailored
                packaging solutions.

  12            Roadway Access computer screen                                                   9

  13            RPS van being loaded with packages                                               9

  14            Barcode labels                                                                   9

  15            Individual sorting RPS packages                                                 10
                CAPTION ABOVE PHOTO:  RPS continues to lead the way in
                providing information solutions for small-package
                shippers utilizing laser scanning, barcode labeling,
                on-van computing, state-of-the-art material handling,
                and shipment processing and information systems for
                customers.

  16            RPS packages being loaded                                                       11

  17            RPS vans                                                                        11

  18            RPS Star System wand                                                            11

  19            RGA baseball cap                                                                12

                             APPENDIX TO EXHIBIT 13
                         ANNUAL REPORT TO SHAREHOLDERS
                                  (Continued)

                                                                                           Paper Format
Photo No.                                                                                  Document Page
- ---------                                                                                  -------------
  20            Individual using hand held computer                                             12
                CAPTION BELOW PHOTO:  The Driver's Digital
                Assistant (DDA), a hand held computer carried by
                RGA's driver contractors, instantly transmits "real
                time" information to RGA's centralized computer system
                across a wireless data network.  The DDA's two-way
                communication capability enables the driver contractor
                to send and receive pickup requests and routing changes.

  21            Individuals in air control tower                                                13

  22            RGA airplane being loaded                                                       13

  23            RGA airplane                                                                    13

  24            Baseball caps from five regional carriers                                       14

  25            Map of North America                                                            14
                CAPTION BELOW PHOTO:  The five carriers in the
                Roadway Regional Group focus on service within their
                core geographic territories and also provide interregional service through partnerships with each other.

  26            Individuals seated at a conference table                                        15

  27            Trucks of five regional carriers                                                15

  28            Viking doubles truck                                                            15

  29            Individual using barcode scanner                                                16

  30            Central truck being loaded                                                      16

  31            Individuals working on a computer                                               16

  32            Individual loading computer                                                     16

  33            Dockworkers handling freight                                                    17

  34            Central truck                                                                   17

  35            Roberts baseball cap                                                            18

  36            Roberts truck                                                                   18
                CAPTION BELOW PHOTO:  Roberts Express delivered over
                150,000 shipments in 1994 for customers throughout
                North America and Western Europe.

  37            Individual at computer                                                          19

                             APPENDIX TO EXHIBIT 13
                         ANNUAL REPORT TO SHAREHOLDERS
                                  (Continued)

                                                                                           Paper Format
Photo No.                                                                                  Document Page
- ---------                                                                                  -------------
  38            Freight being loaded on Roberts CharterAir                                      19

  39            Roberts trucks                                                                  19

  40            ROLS baseball cap                                                               20

  41            Individuals at computers                                                        20
                CAPTION BELOW PHOTO:  One service area exhibiting
                superior growth in 1994 is ROLS Rite Routing Systems(R).
                This transportation management system was developed
                by ROLS to assure proper mode and carrier compliance,
                creating significant efficiencies for customers.

  42            Individuals seated at a conference table                                        21

  43            ROLS truck                                                                      21

  44            Illustration of head with world map inside                                      21

  45            Board of Directors Members                                                 Inside back
                CAPTION BELOW PHOTO:  Board of Directors                                   cover
                (standing, l to r):  Charles R. Longsworth,
                Norman C. Harbert, George B. Beitzel, R. A.
                Chenoweth, Robert E. Mercer, William Sword.
                (seated, l to r):  Daniel J. Sullivan,
                Joseph M. Clapp, Sarah Roush Werner, G. James Roush.



Mission                                                                                    Paper Format
Statement No.                                                                              Document Page
- -------------                                                                              -------------
   1            We will contribute to our customers' success by                                   4
                providing the highest quality freight transportation
                and related products and services.  Our principal focus is on meeting the needs of our domestic and international customers by providing long haul motor carrier-based operations both within, to and from North America.  We will achieve an
                unsurpassed level of customer satisfaction by providing
                reliable, responsive and efficient transportation services.

   2            Roadway Package System will be the best small package                             8
                delivery company serving ground and air customers in
                domestic and international markets.  We will accomplish
                this mission through a total commitment to quality and
                customer satisfaction by providing unsurpassed service,
                industry leadership in technology and product innovation,
                motivated employees and contractors, partnership with
                suppliers, and conformance to budget.  By achieving our
                mission, we will maximize long-term growth and profitability.

                             APPENDIX TO EXHIBIT 13
                         ANNUAL REPORT TO SHAREHOLDERS
                                  (Continued)

Mission                                                                                    Paper Format
Statement No.                                                                              Document Page
- -------------                                                                              -------------
   3            Roadway Global Air will provide superior customer                               12
                satisfaction in the worldwide air express market.
                We will accomplish this mission by adding value
                for our customers, our people and our shareholders
                through innovation, technology, teamwork and the
                pursuit of unsurpassed service and quality measured
                by zero defects.  By achieving our mission of
                superior customer satisfaction, we will continually
                grow and profit.

   4            The mission of the Roadway Regional Group is to be                              14
                acknowledged by our customers, employees and
                shareholders as the leading motor carrier group
                providing the greatest value in regional transportation
                and related services.

   5            The mission of Roberts Express is to provide the very                           18
                best time definite surface and air transportation
                as perceived by the customer.  This total commitment
                to service will be met with professional people dedicated
                to total customer satisfaction through the definition,
                measurement and reward of exemplary performance and
                innovation.  We will specifically provide strong
                financial results by providing reliable and superior
                transportation unique to speed, control, handling and
                information needs of the customer.

   6            Roadway Logistics Systems (ROLS) will design, develop,                          20
                and apply logistics solutions that improve our customers'
                competitive positions worldwide.