Form 10-K405, Exhibit 13
period 1995-12-31
CALIBER SYSTEMS INC
filed 1996-03-14
CIK 701708

                                                                    Exhibit 13






                                  ANNUAL REPORT




                                     1 9 9 5







                                 [CALIBER LOGO]

This annual report contains forward-looking statements that are based on current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements, including those factors set forth in "Management's Discussion & Analysis" on pages 19 to 22.

                                    CONTENTS


                                   [Graphic 1]


                      2    INTRODUCTION
                      3    FINANCIAL HIGHLIGHTS
                      4    FROM THE CHAIRMAN
                      8    CALIBER AT A GLANCE
                      10   CALIBER 2000
                      19   MANAGEMENT'S DISCUSSION & ANALYSIS
                      24   CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
                      39   COMMON STOCK AND DIVIDENDS
                      40   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
                      42   HISTORICAL DATA
                      44   DIRECTORS AND OFFICERS
                      47   SHAREHOLDER INFORMATION

                                  [Graphic 2]



                                    [CAPTION]
1995 was a dramatic year -- a time of fundamental and constructive change for Caliber. Within six months, the company spun off Roadway Express, exited the air freight business served by Roadway Global Air, launched the consolidation of its regional carrier group, reorganized its headquarters staff and changed its name from Roadway Services to Caliber System. These initiatives impose substantial short-term costs, but will produce a new company whose continuing operations are proven performers -- well positioned to meet the future challenges of the marketplace.

                                    Revenue
              1995                                             1994
          $2,448,172                                        $2,327,523

                       Income from Continuing Operations

             1995                                              1994
             $92,409                                           $98,537

                       Loss from Discontinued Operations

             1995                                              1994
           $(119,614)                                         $(78,977)

                               Net Income (Loss)

             1995                                              1994
            $(27,205)                                          $19,560

                               Earnings Per Share
                           from Continuing Operations

             1995                                              1994
               $2.34                                             $2.50

                                 Loss Per Share
                          from Discontinued Operations

             1995                                              1994
              $(3.03)                                           $(2.00)

                          Net Income (Loss) Per Share

             1995                                              1994
              $(0.69)                                            $0.50

                         Cash Dividends Paid Per Share

             1995                                              1994
              $1.40                                              $1.40

                       Purchases of Property & Equipment

             1995                                              1994
           $288,134                                           $226,559

                                      Debt

             1995                                              1994
           $197,500                                             --

                           Total Shareholders' Equity

             1995                                              1994
            $736,301                                        $1,015,394

                  Dollars in thousands, except per share data

                                 [BAR CHART]

                              FINANCIAL HIGHLIGHTS

                $1.1        $1.4       $1.8     $2.3       $2.4
                1991        1992       1993     1994       1995

                             Revenue (in billions)


                $65.1       $86.5      $91.6     $98.5     $92.4
                1991        1992       1993      1994      1995

                Income from Continuing Operations (in millions)

                              FROM THE CHAIRMAN
                                 [Graphic 3]

                                  [CAPTION]
"At Caliber, we are doing more than merely acknowledging our business challenges: We are attacking them full force..."




1995 was a year of great change for our company. We met a challenging and evolving marketplace head on, effecting several historic initiatives that completely transformed the structure and identity of Roadway Services. We enter 1996 with a new name, Caliber System, Inc., and a clear vision of the future. Caliber conveys high quality, high worth and precision, attributes fundamental to what must be a bold, new image for our organization as we constantly strive to meet the needs of our customers in an industry troubled by overcapacity and the price slashing that results from that condition.

At Caliber, we are doing more than merely acknowledging our business challenges:
We are attacking them full force -- 1995 was pivotal in that respect. It is appropriate that we review the events of the past several months which were essential in properly positioning our company to successfully compete for the rest of the decade and beyond.

In August, we announced the most significant change in our history: the spin-off of Roadway Express (REX). Marketplace contention and competition within the Roadway Services family, along with high costs and disappointing operating results dictated that something dramatic be done. As well, we firmly believed that shareholder value would be enhanced with a separation of the two companies. Complete with performance-based, incentive equity programs for all employees, as well as a plan to significantly downsize the organization in terms of facilities and people, REX was spun off as an independent company to operate unencumbered in a changing marketplace.

Two months after we announced the spin-off of REX, we made another difficult decision: to exit the air freight business served by Roadway Global Air (RGA). This action eliminated the on-going losses incurred by RGA, freeing resources for investment in our high-priority businesses.

We discontinued operations at RGA because the company did not meet our necessary objectives, due to changes in market dynamics since it was formed two years ago. We failed to generate a sufficient mix of next-day business and to sell all of our business at yields that would allow for profitability. We are vigorously pursuing alliances now with other air carriers to make that capability available for customers who want a single-source transportation provider.

The third major change to reshape our company was the reorganization of the Roadway Regional Group. We have consolidated the businesses of Viking, Central Freight Lines, Spartan Express and Coles Express into one superregional carrier -- the new Viking Freight, Inc.

This structure will provide several important advantages, such as accelerating the implementation of seamless regional and transcontinental freight services, satisfying an important element in our strategy. Furthermore, it will remove redundant management, administration and facilities, which should dramatically lower costs.

The creation of a new, national Viking strategically positions the company to compete head-to-head with major participants in the freight sector. It allows us to leverage a powerful and unified brand identity -- Viking -- in every North American market.

While all of this was evolving at the operating companies, we reorganized Caliber's headquarters functions to reflect and support the new organization. The net result was a more than 50% reduction in staff at Akron. We made some difficult but absolutely necessary decisions during this process to improve the efficiency of our company, making us more competitive.

These initiatives have left us with a leaner, more flexible and better focused operation, with four business units serving customers across a broad range of transportation and logistics market segments. RPS, Viking, Caliber Logistics (formerly ROLS) and Roberts Express are uniquely positioned as growth organizations to provide a blended product to corporate customers. Caliber's continuing businesses have a proven record of performance and profitability, with total revenues increasing 147% in the past five years, and profitability by 57% during the same time period. We will build on those strengths by continuing to invest in new technologies and ideas, increasing Caliber's advantage in the marketplace.

Overall in 1995, the results of continuing operations were hurt by the effect of the sluggish economy, especially as it relates to the retail sector, and the aforementioned excess capacity and aggressive discounting in the industry. Revenue in 1995 was $2.45 billion compared with $2.33 billion in 1994. Income after tax from continuing operations was $92.4 million or $2.34 per share compared with $98.5 million or $2.50 per share for the prior year. Operating margins were 6.4%, only slightly lower than last year's 7.1%. The 1995 results include costs totaling $.18 per share associated with the consolidation of the company's regional carriers and the write-off of goodwill for Coles Express. Income after tax from continuing operations for 1994 reflects a charge of $.35 per share for the settlement with the Internal Revenue Service (IRS) of an employment tax dispute with RPS.

REX and RGA have been treated as discontinued operations for financial reporting purposes. Caliber System's net loss then, including the discontinued operations and related costs, was $27.2 million, or $.69 per share in 1995 compared with net income of $19.6 million or $.50 per share in 1994.

We look forward to 1996 and the remainder of the decade driven by our Caliber 2000 strategy. Our goal is to be a single-source provider for all of our customers' transportation, logistics and related information needs by providing a blended service offering that crosses the traditional channels of package, freight, logistics and expedited capabilities. At the same time, we will strengthen current service channels for customers who prefer to work with our individual carriers for specific services and products. The key to Caliber 2000 is flexibility and ease of use.

Critical to our blended service offering is the proper development and application of technology. Customers not only expect us to deliver their shipments on time, they also expect shipment-related information managed in real time. Our companies must be able to tell customers where their shipments are and when they will be delivered, as well as provide information that streamlines both administrative and operating processes. At Caliber, we have plans to leverage technology for the customer and our company internally, truly differentiating our service.

The small-package sector is served by RPS, which has grown to $1.3 billion in annual revenues. 1995 was a difficult year for our largest and most profitable operating unit, which recorded a modest 6.3% revenue growth that was severely impacted by declining retail sales. RPS controlled costs but returned an operating profit 2% below 1994 before the effect of the settlement with the IRS. Net income was slightly better than a year ago. With the opening of 33 terminals in 1996, RPS will serve 100% of the U.S. and Canada. As well, RPS will expand its Overnight Ground(SM) product with the opening of three hub facilities, bringing its total of regional consolidation centers to 26. We are expecting RPS to return to double-digit revenue growth and profitability improvement in 1996.

The new Viking serves the freight sector, providing regional next- or second-day service on a national basis and is now well positioned to expand transcontinental services to 91% of the U.S. population through its network of 216 terminals.

The 1995 results for our Regional Group were disappointing. Revenue fell significantly below plan with only a 3.4% increase over 1994. All of our carriers were negatively affected by the sluggish economy and the intense pricing environment currently being experienced in the industry.

1996 will be another year of investment at Viking. We will continue with the PRISM project, a major reengineering and information technology initiative which began in 1994. As well, we will incur additional costs for the reorganization of our four regional businesses which include conversion of the entire Viking organization to a common operating system, reidentification of equipment to convert to the Viking name and other consolidation costs. Operating losses for 1996 are expected to range from $25 to $30 million. However, following the consolidation, we anticipate improvements in 1997 and later years.

Caliber Logistics, our fastest-growing operation, designs, implements and manages logistics solutions that improve our customers' competitive positions worldwide. Caliber Logistics serves the leading companies in our target segments, which include industrial products, automotive, high-technology, health care and retail customers. The company's services include transportation management, dedicated contract carriage, finished product distribution and just-in-time manufacturing support programs.

Caliber Logistics continued to outperform expectations with 1995 revenue growth of 46%, while more than doubling its operating profit. We expect similar results in 1996.

Roberts Express is the largest surface expedited carrier in North America, specializing in time-definite, door-to-door delivery of truly critical shipments by providing speed, reliability, shipment tracking and integrity, communications and round-the-clock service. Roberts' superior service performance is reflected in a 96% on-time delivery of shipments within 15 minutes of promise.

In 1995, Roberts used aggressive cost controls to maintain strong profit margins. However, due to a softer market, revenues were lower than the prior year. With additional technology initiatives planned for 1996 and new market opportunities in the U.S. and Europe, Roberts expects continued growth and profitability in the new year.

Our former chairman, Joseph M. Clapp, retired at the end of 1995, after his work was done with the spin-off of Roadway Express and the assembling of the new management teams for both organizations. Joe was a giant in our industry and an inspirational leader in our company. His careful direction and ultimate accomplishments allow us to implement the strategy discussed herein. Joe made an unparalleled contribution to Roadway for 28 years for which we shall always be grateful.

We believe the Caliber 2000 strategy positions our company for rapid growth in the next several years. The streamlined, more responsive Caliber created in 1995 will allow us to satisfy customer requirements for blended transportation, logistics and information services. With a differentiated product and an improved productivity and cost structure, we are committed to enhancing shareholder value. Caliber indeed has a proper vision, but more importantly, the people, technology and resources to make that vision a reality. We enthusiastically look forward to 1996 as we strive to reach our goal of unquestioned leadership in the transportation and logistics industry.

Sincerely,


/s/ Daniel J. Sullivan


Daniel J. Sullivan
Chairman, President and Chief Executive Officer

March 1, 1996


                                  [Graphic 4]


                                   [CAPTION]
"Caliber indeed has a proper vision, but more importantly, the people, technology and resources to make that vision a reality."

                                  [Graphic 5]

                                     PACKAGE

RPS, Caliber's flagship operating unit, is the second-largest ground small-package carrier in the U.S. Just 11 years old, RPS has grown into a billion-dollar business through an unmatched combination of technology, information and value-added services. One of the carrier's greatest strengths is its ability to customize innovative small-package transportation solutions to meet each customer's needs. RPS is the industry leader in technology, with the most sophisticated terminal and hub network deploying state-of-the-art material handling and automated sortation equipment. Additionally, RPS provides customers with up-to-the-minute information on every package as a standard service, combining laser scanning technology and on-van communications systems. In 1996, RPS will complete its aggressive domestic expansion and achieve 100% coverage of the U.S.

                                  [Graphic 6]

                                     FREIGHT

Viking Freight now extends to the rest of the U.S. the rich tradition of quality service that the company established as a regional carrier in the West. Its performance for on-time delivery, consistency and responsiveness to changing customer needs is second to none. As a superregional carrier, Viking will focus on offering the same level of speed and precision for both regional and transcontinental shipments, using an independent workforce that is highly adaptable and efficient. Technology adds to the equation, with computer-assisted dispatching and wireless communications providing real-time information exchange and automatic shipment status updates. Viking's premium services and dynamic load planning enable it to transport more freight faster and with less equipment -- which means a more cost-effective service.

                                  [Graphic 7]

                                    LOGISTICS

Caliber Logistics (formerly ROLS) has an unrivaled breadth of experience in designing, implementing and managing a wide range of customized logistics solutions. In a growing, dynamic market, Caliber Logistics is the only contract logistics provider with expertise across the entire supply chain. The company is a single-source supplier with integrated international capability -- an added bonus for global companies whose needs for logistics services span North America and Europe. Caliber Logistics' proven ability, superior speed of implementation and sophisticated information technology made it Microsoft(R)'s choice to coordinate the nationwide launch of Windows 95(R) -- a demanding, time-definite assignment. The company's dedication to responsive service makes it a natural choice for customers with complex logistics requirements.

                                  [Graphic 8]

                                   EXPEDITED

Roberts Express is the largest surface expedited carrier in North America. It is a business without peer in a growing market, offering non-stop, door-to-door delivery of critical shipments anywhere, anytime, guaranteed. No other carrier offers Roberts' time-specific delivery, which ensures shipment arrival within 15 minutes of schedule -- regardless of size or special handling requirements. In addition, no competitor can match Roberts' geographic coverage or its round-the-clock service. Its advanced information technology includes a satellite system that tracks shipments continuously and communicates proactively with customers. From transporting a replacement part for an automobile assembly line to shipping the world's largest bar of soap, Roberts Express has set the standard for speed, reliability and ease of use.

CALIBER 2000

Caliber System was created amidst sweeping changes in 1995 and officially born in the new year, following Roadway Services' spin-off of Roadway Express and its exit from the air freight business served by Roadway Global Air. But Caliber is more than just a new name for Roadway Services -- it is a new vision that will meet the requirements of customers into the next century. Caliber 2000, the company's strategy, is a commitment to provide blended transportation, logistics and information solutions that encompass multiple service channels: small-package (RPS); regional and national freight (Viking); logistics (Caliber Logistics); and expedited, critical or time-definite shipment (Roberts Express). The initiative also calls for strengthening each operating unit for customers who prefer to work with Caliber's individual carriers for specific services and products. Caliber has the resources, the technology and the expertise to respond to any and all customer needs.

SMALL-PACKAGE -- RPS

After a decade of rapid growth, RPS is now the second-largest ground small-package carrier in the U.S. RPS serves primarily the business-to-business market, with more than one million deliveries each day. In addition to reaching 100% of the U.S. population in 1996, RPS will continue to grow its other North American and offshore markets, which include Canada, Mexico, Puerto Rico and -- through a joint cooperation agreement with General Parcel Logistics GmbH -- 27 European countries.

In 1995, RPS opened 25 new facilities and launched Overnight Ground, a next-day delivery service. Targeting a multi-billion-dollar market, RPS now provides a cost-effective alternative to express package services. RPS doubled its number of hubs providing Overnight Ground, which is now available to approximately 20% of the U.S. population. Continued expansion is expected to increase next-day volume by more than 50% in 1996, with service to most of the U.S. in place by the year 2000.

RPS is an industry leader in technology. In 1995, the carrier developed a breakthrough product called MULTICODE(SM), targeted for implementation in the summer of 1996. MULTICODE is a redesign of the current package identification system and can provide more than 300 characters of customer data in a single two-dimensional symbol -- about 25 times the amount contained in RPS's existing linear barcode label. With a simple scan, customers can access a wealth of information such as the shipper, package and purchase order numbers,

                                 [GRAPHIC 9]
                                  [CAPTION]

RPS attributes much of its success to the application and continuous upgrade of information systems that provide customers with better, faster and more accurate package information. With MULTICODE, its redesigned package identification system, shippers will have the ability to include more than 300 characters of shipment information in a single two-dimensional symbol.

                                  [Graphic 10]


                                   [CAPTION]
"The name 'Caliber' conveys high quality, high worth and precision -- attributes fundamental to a bold, new corporate image."

                                  [Graphic 11]


                                   [CAPTION]
"Customers not only expect carriers to deliver shipments on time, but also expect them to manage shipment-related information in real time."

consignee address and even package contents -- without ever opening the carton.

RPS's technological innovations also include MULTISHIP(SM), a multi-carrier automated shipment processing system. With MULTISHIP, customers can weigh, rate and route their packages and print barcode and address labels electronically -- reducing processing costs and improving efficiency. RPS has installed several thousand of these systems and expects to double their usage in 1996.

FREIGHT -- VIKING

The new Viking Freight is now structured to serve the "virtual region" -- transporting freight across town, across the state or across the nation, depending on specific customer requirements. Operating a network of 216 strategically located terminals, Viking serves 91% of the U.S. population in all 50 states and Puerto Rico, as well as Canada through an agreement with Interlink Freight Systems, Inc. With coverage and quality combined, Viking's goal is to provide 99% on-time service, an unparalleled accomplishment achieved by the carrier's Western Division year in and year out.

A milestone of 1995 was the decision to consolidate Caliber's four regional carriers into Viking Freight. The reorganization will accelerate the implementation of matchless regional and transcontinental freight services. It also positions Viking to rapidly expand its market share.

The new Viking structure will improve customer service and reduce costs by eliminating redundancy in management, administration and facilities. Viking will continue to move forward with its PRISM reengineering project -- a comprehensive program developed to optimize and standardize manual and automated processes throughout its network. For example, in 1996 Viking will deploy a common systems platform to link the computers in all of its operations. Other PRISM initiatives will include developing customer-driven, state-of-the-art information systems and improving productivity and customer responsiveness by identifying and implementing best practices in every area of the business.

LOGISTICS -- CALIBER LOGISTICS

A recognized leader in the high-growth contract logistics industry, Caliber Logistics has expertise across the entire supply chain, from inbound materials management through distribution to the final consumer. Responsible for designing, applying and managing logistics solutions, Caliber Logistics has strong capabilities in industrial engineering, logistics modeling and network design.

                                 [GRAPHIC 12]
                                  [CAPTION]

As a regional carrier in the West, Viking consistently increased market share, regularly earned the Distribution Magazine Quality Award and was named one of the Top 100 Companies to Work for in America. With Caliber 2000, Viking will extend its brand to establish a unified regional and national freight network dedicated to the highest standards of efficiency, quality and service.

An important element in the company's overall value to customers is improved information exchange. Caliber Logistics' transportation management programs use advanced electronic data interchange to speed communications between customers and their suppliers. Faster communication translates into more cost-effective logistics and competitive advantage.

An example of the company's technological leadership is Caliber Logistics' Rite Routing Systems(R) -- a unique, highly automated, centralized traffic management service that directs customers' daily transportation needs to Caliber Logistics' routing control center in Hudson, Ohio. Using customized Rite Routing technology, associates can effectively manage customers' inbound or outbound shipments -- selecting the mode and carrier that will best meet delivery requirements at the lowest possible cost.

EXPEDITED -- ROBERTS EXPRESS

As North America's largest surface expedited carrier, Roberts Express is a needs-based company, which customers call upon when they have emergency shipments or those that demand special care in handling.

Roberts performs to the highest standard by delivering shipments within 15 minutes of the promised delivery time in 96% of all cases. If a shipment should ever be delayed, Roberts communicates proactively with the customer to explain the service interruption while providing an updated delivery time.

In addition to time-critical delivery, Roberts offers White Glove Services(R), requiring specially equipped vehicles and highly trained teams to properly handle such items as electronics, medical equipment, radioactive materials, pressurized gases, trade show exhibits and works of art. Thorough security procedures ensure safe, as well as prompt, delivery. White Glove contracts have covered everything from experimental drugs to space shuttle engines.

Customers also have access to a strategic blend of ground and air services. Roberts' CharterAirSM is a customized solution that contracts the aircraft best suited to accommodate the customer's requirements for shipment size, weight and speed. On the ground, Roberts works with a fleet of approximately 1,800 vehicles of five different sizes -- from minivans to tractor-trailers.

                                 [GRAPHIC 13]
                                  [CAPTION]

At GM's Lordstown facility, Caliber Logistics' custom-designed solution has helped increase plant capacity, improve quality and lower handling costs. Caliber Logistics uses parts sequencing, hourly just-in-time plant deliveries and self-invoicing to reduce on-site parts inventory and accelerate manufacturing speed.

                                  [Graphic 14]

[CAPTION] "Information services are merely the ante to get in the game. Caliber is committed to applying technology, making its operating units more efficient."

                                 [Graphic 15]

The heart of Roberts' operation is high-tech communications and information exchange. The company's Customer Link(R) system use a satellite-linked computer in each Roberts Express vehicle for continuous, real-time, two-way contact with drivers anywhere in the U.S. and Canada. As a result, Roberts delivers its customers' shipments within 15 minutes of commitment 96% of the time.

                                  [Graphic 16]


                                    [CAPTION]
"Caliber 2000 is a comprehensive and coordinated strategy to provide customers competitive advantage and exceptional value."

                                  [Graphic 17]

                                   [CAPTION]
"...Caliber is not just a transportation company, but an information company as well."

The proper development and application of technology is essential to each of Caliber's operating units and to the Caliber 2000 strategy. In that respect, Caliber is not just a transportation company, but an information company as well. Caliber Technology (formerly Roadway Information Technology) connects the respective service channels and customers, ensuring that all supply chain participants achieve an integrated flow of information. Caliber is distinguished from the competition by its ability to leverage technology to make all service channels more efficient, translating into better service and greater value for the customer.


An ambitious corporate plan will realize Caliber's vision by the end of the decade. 1996 promises less structural change than 1995, and continued progress as the company devotes itself to implementing the Caliber 2000 strategy while effectively employing its resources.

A first step is positioning Caliber Technology to develop integrated customer information systems. Standardized customer service solutions and sales force automation applications are already in progress. In addition, Caliber is also identifying and implementing "best practices" across all operating units and expanding its corporate marketing and sales function to firmly establish its leadership in providing blended solutions for customers. Caliber will also develop a centralized customer service capability to give customers the ultimate in efficiency, responsiveness and ease of use. With Caliber, one call is all it will take -- no matter which operating unit provides the service.

Through its four operating units, Caliber will meet the changing needs of customers who increasingly demand a broader range of transportation, logistics and information services from a single-source provider. The company is committed to making the Caliber 2000 vision a reality.

                                  ANNUAL REPORT
                                      1995

MANAGEMENT'S DISCUSSION & ANALYSIS
Caliber System, Inc.

On December 14, 1995, the shareholders of Caliber System, Inc. (formerly Roadway Services, Inc.) approved the spin-off to the company's shareholders of approximately 95% of the stock of its wholly-owned subsidiary, Roadway Express
(REX), the company's national long haul, less-than-truckload (LTL) motor freight carrier. In addition, during the last quarter of 1995, the company exited the air freight business served by Roadway Global Air (RGA), a wholly-owned subsidiary. REX and RGA have been reflected as discontinued operations in the accompanying financial statements for 1995 and prior years. Therefore, this discussion and analysis refers to only the continuing businesses of the company.

RESULTS OF OPERATIONS -- 1995 VS. 1994

Consolidated revenue in 1995 amounted to a record $2.45 billion, an increase of $120.6 million or 5.2% over 1994, when revenues were positively impacted by the 24-day strike by the Teamsters against most unionized LTL carriers. Revenue increased in 1995 at all operating units except Roberts Express (Roberts). The largest share of the revenue growth was attributable to RPS (formerly Roadway Package System) which reported revenue of $1.29 billion, an increase of $77.2 million or 6.3% over 1994. This increase was a result of growth in package volume and the effects of a rate increase implemented in early 1995. Caliber Logistics (formerly Roadway Logistics Systems) contributed significantly to the revenue increase due to on-going expansion of the business, reporting a 45.9% increase in revenue over 1994. Revenues at Viking Freight (formerly the Roadway Regional Group) amounted to $834.1 million or an increase of 3.4% over 1994. This increase was experienced despite a decline in revenue at Central Freight Lines (Central) of 8.6% due to the impact of intrastate deregulation in Texas. Overall, revenue fell short of plan at Viking as a result of the slowing economy and the aggressive discounting and overcapacity being experienced in the industry. Roberts experienced a revenue decline of 13.2% due principally to the sluggish economy.

Operating expenses increased $130 million or 6% over 1994. This increase resulted primarily from higher business volumes at all business units except Roberts, with RPS and Viking reporting operating expense increases of 5.2% and 8.6%, respectively. Operating supplies and expenses at Viking were impacted by costs of $6.6 million associated with the consolidation of the company's regional carriers and the write-off of $3.1 million of goodwill for Coles Express as a result of the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As planned, Viking also incurred additional costs related to PRISM, a major reengineering and information technology project that was launched in 1994. Depreciation expense during 1995 at the company's information and technology unit was $6.7 million lower than 1994 due to certain information processing equipment becoming fully depreciated in 1994. Insurance and claims related expenses declined $9.1 million in 1995 primarily as a result of on-going claims management and safety-related programs. Higher than normal operating expenses were incurred in 1994 which included the effect of a settlement with the IRS as described in Note J to the consolidated financial statements. The net after-tax cost of the settlement amounted to $13.7 million or $.35 per share in 1994. Also included in 1994 was a charge to operating expenses of $5.8 million related to federal legislation that required the write-off of the remaining asset values of intrastate operating rights.

                                  ANNUAL REPORT
                                      1995

MANAGEMENT'S DISCUSSION & ANALYSIS, CONTINUED

Operating income amounted to $155.7 million for 1995 compared to $165.1 million in 1994. Overall operating results were negatively impacted by the aggressive discounting of freight rates and the effects of the sluggish economy. The resulting lower-than-planned volumes and higher operating expenses negatively impacted margins in 1995, which declined from 7.1% in 1994 to 6.4% in 1995. RPS was negatively impacted by the economy, particularly in the retail industry, which affected its rate of growth. Despite stringent cost controls, operating income was 2% below 1994 before the charge for the IRS settlement mentioned above. Viking's margins were impacted by the consolidation costs and the write-off of goodwill, previously mentioned, along with PRISM project costs, resulting in an operating loss for Viking in 1995 of $31.5 million compared to an operating profit in 1994 of $9.5 million. Caliber Logistics experienced improved margins over the prior year. Effective cost controls at Roberts allowed it to maintain its margins despite a decline in volume.

Other income, net, includes increased interest expense of $3.8 million as a result of borrowings under new debt agreements put into place during 1995. Also included is interest income on intercompany advances to discontinued operations of $8.2 million in 1995 and $3.9 million in 1994 that will not continue in future years.

Income taxes were 43% of income before income taxes. This rate exceeded the U.S. federal statutory rate due primarily to state income taxes and non-deductible operating costs.

RESULTS OF OPERATIONS -- 1994 VS. 1993

Consolidated revenue in 1994 amounted to $2.33 billion, an increase of $505 million or 27.7% over 1993. Record revenues were reported at all operating units, with business volumes positively impacted in 1994 by the 24-day work stoppage against most unionized LTL carriers.

The largest share of the revenue growth was attributable to RPS, which reported revenue of $1.21 billion, an increase of $200 million or 20% over 1993. Viking reported record revenues of $807 million, an increase of 32% over 1993. Approximately $50 million of the increase at Viking resulted from the full-year inclusion in 1994 of Central which was acquired on April 6, 1993. Revenues at Caliber Logistics and Roberts increased 70% and 51%, respectively, over 1993.

Operating expenses increased $491.1 million or 29.4% over 1993. This increase resulted primarily from higher business volumes at all business units. Also, as previously mentioned, the inclusion of the IRS settlement, the charge related to the federal legislation which required the write-off of the remaining asset values of intrastate operating rights and the full-year inclusion of Central impacted 1994 results.

Operating income amounted to $165.1 million for 1994 compared to $151.2 million in 1993. The operating margin declined to 7.1% from 8.3% in 1993 largely due to the above-mentioned factors. Record earnings in 1994 were recorded by RPS and Roberts, with Caliber Logistics recording its first operating profit since commencing operations in 1989. Operating income declined in 1994 for the regional carriers due to increased expansion losses at Spartan Express and Coles Express and costs related to the launch of PRISM.

                                 ANNUAL REPORT
                                      1995

MANAGEMENT'S DISCUSSION & ANALYSIS, CONTINUED

Income taxes were 42.5% of income before income taxes. This rate exceeded the U.S. federal statutory rate due primarily to state income taxes and non-deductible operating costs.

LIQUIDITY AND CAPITAL RESOURCES

Early in 1995, the company entered into two new debt agreements, a $300 million Credit Agreement and a $25 million revolving line of credit. Interest on outstanding borrowings is based on variable rates. Borrowings under these agreements were $197.5 million at December 31,1995. Net cash provided by operating activities of $238 million was not sufficient to fund net property additions of $282 million and dividends of $55 million, requiring the company to incur outside borrowings. Although net advances to discontinued operations of $60 million, which were to fund the continuation of RGA, will no longer be a use of funds in future years, funds provided by operations in 1996 will need to be supplemented by additional borrowings to meet the company's planned cash requirements. Capital expenditures are expected to approximate $370 million in 1996, which is anticipated to require an increase in debt to over $300 million by the fall of 1996. The company anticipates that it will be able to arrange financing that, together with cash flows from operations, will be sufficient to fund its projected capital expenditures and provide adequate levels of working capital and funds for payment of dividends and interest. The future amount of cash dividends is subject to the discretion of the Caliber Board of Directors. Future dividend decisions will be based on, and affected by, a number of factors, including future operating results, financial requirements of the company and other factors. The impact of inflation on operating expenses has been moderate in recent years. Most of the company's operating expenses reflect current costs.

CURRENT TRENDS AND OUTLOOK

All operating units will continue to strengthen their current service channels for customers wanting to work with individual carriers for specific services and products, while the company also directs significant resources to meeting customer requirements for blended transportation, logistics and related information services. Discounting and the effects of overcapacity in the industry are anticipated to continue throughout 1996 in many of the markets served by the company's operations, and it is expected that industry margins will remain under pressure. It is anticipated that net rate levels at RPS will somewhat improve as a result of a rate increase effective February 5, 1996, although discounting will continue.

The transportation and related logistics industry serves a dynamically changing marketplace in response to customer demand for information and quality, time-based services. The company's focus will be to expand to meet emerging customer requirements, even at the expense of short-term profits. Management expects that 1996 spending for expansion, in particular at RPS, and for technology and systems development will be substantial. Approximately 50% of the total planned capital expenditures for 1996 will be for technology and automated material handling equipment. At the end of 1995, RPS operated approximately 340 facilities and served 98% of the U.S. population. With the opening of 33 additional facilities in 1996, RPS will serve 100% of the U.S. During 1995, RPS continued to develop Overnight Ground, a next-day delivery service, doubling the number of hubs providing this service. In 1996, continued expansion is expected to increase the volume of this service offering by more than 50%, with service to most of the U.S. population in place by the year 2000. Consistent double-digit growth rates at RPS over the past decade were not realized in 1995 due to a soft retail market, which accounts for a sizable part of its business. Due to expanded service offerings and aggressive cost controls, the company expects RPS to increase revenue and operating income during 1996.

                                 ANNUAL REPORT
                                      1995

MANAGEMENT'S DISCUSSION & ANALYSIS, CONTINUED

The consolidation of the company's four regional carriers into one superregional carrier will continue throughout 1996 requiring substantial expenditures for conversion of the entire organization to a single computer operating system, reidentification of equipment and other consolidation costs. Investments for the PRISM project will also continue. As a result of these investments, operating losses at Viking for 1996 are expected to range from $25 to $30 million. However, improvements are expected in 1997 following the completion of the consolidation.

The foregoing outlook contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive factors and pricing pressures; shifts in market demand; the performance and needs of industries served by the company's businesses; actual future costs of operating expenses such as fuel and related taxes, self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; the actual costs and effects of the continuing consolidation of the regional carriers; and the risks described from time to time in the company's SEC reports.

                                  ANNUAL REPORT
                                      1995

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS
CALIBER SYSTEM, INC.

We have audited the accompanying consolidated balance sheets of Caliber System, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caliber System, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/S/ ERNST & YOUNG LLP

Akron, Ohio
January 23, 1996

                                  ANNUAL REPORT
                                      1995

CONSOLIDATED BALANCE SHEETS: ASSETS
Caliber System, Inc.


                                                                                          December 31
Dollars in thousands                                                                  1995          1994
--------------------------------------------------------------------------------------------------------
                  Current Assets
                  Cash and cash equivalents                                     $   34,908    $   14,780
                  Accounts receivable, net of allowance for
                      uncollectible accounts                                       273,124       259,031
                  Prepaid expenses and supplies                                     66,630        43,584
                  Deferred income taxes - Note C                                    27,562        29,142
                  --------------------------------------------------------------------------------------
                  Total Current Assets                                             402,224       346,537

                  Property and Equipment - at cost
                  Land                                                             111,453       106,899
                  Structures                                                       377,002       309,736
                  Equipment                                                        986,479       787,092
                  --------------------------------------------------------------------------------------
                                                                                 1,474,934     1,203,727
                  Less allowances for depreciation                                 617,587       497,659
                  --------------------------------------------------------------------------------------
                  Total Property and Equipment                                     857,347       706,068

                  Other Assets
                  Cost in excess of net assets of businesses
                      acquired, net of amortization                                 89,761        95,720
                  Net non-current assets of discontinued operations - Note B          --         318,916
                  Other assets                                                      39,938        42,605
                  --------------------------------------------------------------------------------------
                  Total Other Assets                                               129,699       457,241
                  --------------------------------------------------------------------------------------
                  Total Assets                                                  $1,389,270    $1,509,846
                  --------------------------------------------------------------------------------------

                                  ANNUAL REPORT
                                      1995

CONSOLIDATED BALANCE SHEETS: LIABILITIES AND SHAREHOLDERS' EQUITY
CALIBER SYSTEM, INC.

                                                                                          December 31
Dollars in thousands                                                                   1995          1994
---------------------------------------------------------------------------------------------------------
                  Current Liabilities
                  Accounts payable - Note F                                      $  219,406    $  206,129
                  Salaries and wages                                                 74,790        83,637
                  Self-insurance accruals                                            49,992        46,957
                  Dividend payable                                                   13,671        13,653
                  Short-term debt - Note E                                          197,500          --
                  Net current liabilities of discontinued operations - Note B          --          59,384
                  ---------------------------------------------------------------------------------------
                  Total Current Liabilities                                         555,359       409,760

                  Long-Term Liabilities
                  Self-insurance accruals - Note D                                   39,832        38,797
                  Deferred income taxes - Note C                                     57,778        45,895
                  ---------------------------------------------------------------------------------------
                  Total Long-Term Liabilities                                        97,610        84,692

                  Shareholders' Equity
                  Serial preferred stock - without par value:
                  Authorized - 40,000,000 shares
                  Issued - none
                  Common stock - without par value:
                  Authorized - 200,000,000 shares
                  Issued - 40,896,414 shares                                         39,898        39,898
                  Additional capital                                                 51,322        51,153
                  Earnings reinvested in the business                               696,803       978,459
                  ---------------------------------------------------------------------------------------
                                                                                    788,023     1,069,510
                  Less cost of common stock in treasury
                      (1995 - 1,394,000 shares, 1994 - 1,477,000 shares)             51,722        54,116
                  ---------------------------------------------------------------------------------------
                  Total Shareholders' Equity                                        736,301     1,015,394
                  ---------------------------------------------------------------------------------------
                  Total Liabilities and Shareholders' Equity                     $1,389,270    $1,509,846
                  ---------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                  ANNUAL REPORT
                                      1995

STATEMENTS OF CONSOLIDATED INCOME
CALIBER SYSTEM, INC.

                                                                                   Years ended December 31
Dollars in thousands, except per share data                                  1995            1994            1993
-----------------------------------------------------------------------------------------------------------------
                  Revenue                                             $ 2,448,172     $ 2,327,523     $ 1,822,490

                  Operating Expenses
                  Salaries, wages and benefits                            937,972         876,694         677,226
                  Purchased transportation                                694,275         700,016         527,118
                  Operating supplies and expenses                         428,980         362,219         288,089
                  Operating taxes and licenses                             48,282          43,818          36,624
                  Insurance and claims                                     50,552          59,644          44,685
                  Provision for depreciation                              132,383         120,029          97,565
                  -----------------------------------------------------------------------------------------------
                  Total Operating Expenses                              2,292,444       2,162,420       1,671,307
                  -----------------------------------------------------------------------------------------------

                  Operating Income                                        155,728         165,103         151,183
                  Other income, net - Note F                                6,407           6,377          10,486
                  -----------------------------------------------------------------------------------------------
                  Income from continuing operations
                      before income taxes                                 162,135         171,480         161,669
                  Provision for income taxes - Note C                      69,726          72,943          70,064
                  -----------------------------------------------------------------------------------------------
                  Income from continuing operations                        92,409          98,537          91,605
                  Discontinued Operations - Note B
                  Income (loss) from discontinued operations,
                      net of income taxes                                 (69,950)        (78,977)         27,730
                  Loss on discontinuance, net of income taxes             (49,664)           --              --
                  -----------------------------------------------------------------------------------------------
                  Income (Loss) from Discontinued Operations             (119,614)        (78,977)         27,730
                  -----------------------------------------------------------------------------------------------
                  Income (loss) before cumulative effect of
                      accounting changes                                  (27,205)         19,560         119,335
                  Cumulative effect of accounting changes - Note A
                  Continuing operations                                      --              --            (3,440)
                  Discontinued operations                                    --              --           (14,691)
                  -----------------------------------------------------------------------------------------------
                                                                             --              --           (18,131)
                  -----------------------------------------------------------------------------------------------
                  Net Income (Loss)                                   $   (27,205)    $    19,560     $   101,204
                  -----------------------------------------------------------------------------------------------

                  Earnings (Loss) Per Share
                  Income from continuing operations                   $      2.34     $      2.50     $      2.32
                  Discontinued operations:
                  Income (loss) from discontinued operations                (1.77)          (2.00)           0.70
                  Loss on discontinuance                                    (1.26)           --              --
                  -----------------------------------------------------------------------------------------------
                                                                            (3.03)          (2.00)           0.70
                  Cumulative effect of accounting changes - Note A
                  Continuing operations                                      --              --             (0.09)
                  Discontinued operations                                    --              --             (0.37)
                  -----------------------------------------------------------------------------------------------
                                                                             --              --             (0.46)
                  -----------------------------------------------------------------------------------------------
                  Net Income (Loss)                                   $     (0.69)    $      0.50     $      2.56
                  -----------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                  ANNUAL REPORT
                                      1995

STATEMENTS OF CONSOLIDATED CASH FLOWS
Caliber System, Inc.

                                                                                      Years ended December 31
Dollars in thousands                                                             1995          1994          1993
-----------------------------------------------------------------------------------------------------------------
                  Cash Flows from Operating Activities
                  Income from continuing operations                         $  92,409     $  98,537     $  88,165
                  Adjustments to reconcile income from
                      continuing operations to net cash
                      provided by operating activities:
                  Cumulative effect of accounting changes                        --            --           3,440
                  Depreciation and amortization                               138,342       122,859       100,318
                  (Gain) loss on sales of property and equipment               (1,643)        1,452         1,086
                  Issuance of treasury shares for stock plans                   2,563         3,303         2,564
                  Changes in assets and liabilities, net of effects from
                      business acquisition and discontinued operations:
                  Accounts receivable                                         (14,093)      (56,850)      (43,380)
                  Accounts payable and accrued items                            7,465       111,993        13,900
                  Other assets and liabilities                                 12,910         2,555       (13,462)
-----------------------------------------------------------------------------------------------------------------
                  Net Cash Provided by Operating Activities                   237,953       283,849       152,631

                  Cash Flows from Investing Activities
                  Purchases of property and equipment                        (288,134)     (226,559)     (146,374)
                  Sales of property and equipment                               6,115         2,733         4,323
                  Net advances to discontinued operations                     (60,000)      (57,000)      (48,000)
                  Business acquisition, net of cash acquired                     --            --         (98,349)
-----------------------------------------------------------------------------------------------------------------
                  Net Cash Used in Investing Activities                      (342,019)     (280,826)     (288,400)

                  Cash Flows from Financing Activities
                  Dividends paid                                              (54,688)      (54,613)      (52,903)
                  Dividends received from discontinued operations               7,500        12,000        27,000
                  Increase in short-term debt, net                            197,500          --            --
                  Purchases of common stock for treasury                         --            --         (24,231)
                  Repayment of borrowings of acquired
                      business - Note I                                          --            --         (32,116)
-----------------------------------------------------------------------------------------------------------------
                  Net Cash Provided by (used in)
                      Financing Activities                                    150,312       (42,613)      (82,250)
-----------------------------------------------------------------------------------------------------------------
                  Cash flows provided by (used in) continuing
                      operations                                               46,246       (39,590)     (218,019)
                  Cash flows (used in) provided by discontinued
                      operations                                              (26,118)      (40,764)       32,022
-----------------------------------------------------------------------------------------------------------------
                  Net increase (decrease) in cash and cash
                      equivalents                                              20,128       (80,354)     (185,997)
                  Cash and cash equivalents at beginning of year               14,780        95,134       281,131
-----------------------------------------------------------------------------------------------------------------
                  Cash and Cash Equivalents at End of Year                  $  34,908     $  14,780     $  95,134
-----------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                  ANNUAL REPORT
                                      1995

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
CALIBER SYSTEM, INC.

                                                                                                  Common Stock
Amounts in thousands                                                                       Shares              Amount
---------------------------------------------------------------------------------------------------------------------
                  Balance at January 1, 1993                                               40,896          $   39,898
                  Net income                                                                  --                  --
                  Cash dividends declared ($1.37 1/2 per share)                               --                  --
                  Net shares issued in connection with stock plans                            --                  --
                  Common stock purchased for treasury                                         --                  --
---------------------------------------------------------------------------------------------------------------------

                  Balance at December 31, 1993                                             40,896              39,898
                  Net income                                                                  --                  --
                  Cash dividends declared ($1.40 per share)                                   --                  --
                  Net shares issued in connection with stock plans                            --                  --
---------------------------------------------------------------------------------------------------------------------

                  Balance at December 31, 1994                                             40,896              39,898
                  Net loss                                                                    --                  --
                  Cash dividends declared ($1.40 per share)                                   --                  --
                  Distribution of Roadway Express - Note B                                    --                  --
                  Net shares issued in connection with stock plans                            --                  --
---------------------------------------------------------------------------------------------------------------------

                  Balance at December 31, 1995                                             40,896          $   39,898
---------------------------------------------------------------------------------------------------------------------

                                  ANNUAL REPORT
                                      1995

                                                                         Earnings                                         Total
                                                   Additional          Reinvested in                                   Shareholders'
                                                    Capital            the Business           Treasury Stock              Equity

Amounts in thousands                                                                      Shares          Amount
-----------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1993                         $   50,392          $   966,061         1,163       $  (34,991)      $1,021,360
Net income                                                --               101,204           --               --           101,204
Cash dividends declared ($1.37 1/2 per share)             --               (53,746)          --               --           (53,746)
Net shares issued in connection with stock plans           54                  --            (86)           2,510            2,564
Common stock purchased for treasury                       --                   --            450          (24,231)         (24,231)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993                           50,446            1,013,519         1,527          (56,712)       1,047,151
Net income                                                --                19,560           --               --            19,560
Cash dividends declared ($1.40 per share)                 --               (54,620)          --               --           (54,620)
Net shares issued in connection with stock plans          707                  --            (50)           2,596            3,303
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                           51,153              978,459         1,477          (54,116)       1,015,394
Net loss                                                  --               (27,205)          --               --           (27,205)
Cash dividends declared ($1.40 per share)                 --               (54,706)          --               --           (54,706)
Distribution of Roadway Express - Note B                  --              (199,745)          --               --          (199,745)
Net shares issued in connection with stock plans          169                  --            (83)           2,394            2,563
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                       $   51,322          $   696,803         1,394       $  (51,722)      $  736,301
-----------------------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

                                  ANNUAL REPORT
                                      1995

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Caliber System, Inc.
December 31, 1995

On December 14, 1995, the shareholders of Caliber System, Inc. (formerly Roadway Services, Inc.) approved the spin-off to the company's shareholders of Roadway Express, Inc. (REX), the company's national long haul, LTL motor freight carrier. In addition, on November 6, 1995, the company announced plans to exit the air freight business served by Roadway Global Air, Inc. (RGA), the company's worldwide air freight carrier. REX and RGA have been reflected as discontinued operations in the accompanying financial statements. Accordingly, unless otherwise stated, the accompanying notes for all years presented exclude these entities.

NOTE A -- ACCOUNTING POLICIES

Operations and Principles of Consolidation

The company's operations are exclusively in the transportation industry. Operations, listed in relative significance based on consolidated revenues, include a small-package carrier, a superregional freight carrier, a surface expedited carrier and a contract logistics provider. The company serves customers in most industries, with a concentration in the retail and manufacturing industries. The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Depreciation of property and equipment is computed by the straight line method based on the useful lives of the assets. Interest costs for the construction of certain long-term assets are capitalized and amortized over the useful life of the related asset. The company capitalized interest costs of $5.4 million during 1995.

Cost in Excess of Net Assets of Businesses Acquired

These costs ($108.9 million) are being amortized on the straight line method over a 40-year period from the respective acquisition dates of the acquired businesses. The carrying value of cost in excess of net assets of businesses acquired ("goodwill") is reviewed to determine if an impairment is suggested. If this review indicates that goodwill may not be recoverable, the company's carrying value of the goodwill would be reduced.

Self-Insurance Accruals

The company is self-insured up to certain levels for health care, workers' compensation, property damage, public liability and cargo claims. Accruals are estimated each year based on historical claim costs and include estimated amounts for incurred but not reported claims. Expenses resulting from workers' compensation and health care claims are included in salaries, wages and benefits in the statement of consolidated income.

Revenue

The company recognizes revenue as earned on the date freight is delivered.

Income Taxes

The company uses the liability method of accounting for income taxes. Deferred income taxes are provided for temporary differences between financial statement and income tax reporting using tax rates scheduled to be in effect at the time the items giving rise to the deferred taxes reverse.

                                  ANNUAL REPORT
                                      1995

NOTE A -- ACCOUNTING POLICIES, CONTINUED

Earnings Per Share

Earnings per share is computed on the average number of shares of common stock outstanding during each year: 39,459,000 in 1995, 39,392,000 in 1994 and 39,521,000 in 1993.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although actual results could differ from these estimates, significant adjustments to these estimates historically have not been required.

Changes in Accounting Principles

During 1995, the company adopted the provisions of Statement of Financial Accounting Standards No. (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires impairment losses to be recognized for long-lived assets used in continuing operations when indicators of impairment are present and the assets' carrying value is not anticipated to be recovered through future operations or sale. The adoption of SFAS 121 resulted in a charge to 1995 income from continuing operations of $3.1 million or $.08 per share.

Effective January 1, 1993, the company adopted the provisions of SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS 109, "Accounting for Income Taxes." The net cumulative effect of adopting SFAS 106 and SFAS 109 resulted in a one-time charge to 1993 earnings of $3.4 million or $.09 per share.

Reclassifications

Certain amounts presented in prior years' financial statements have been reclassified to conform with the 1995 presentation.

NOTE B -- DISCONTINUED OPERATIONS

On January 2, 1996, the company distributed to shareholders 95% of the issued and outstanding shares of common stock of REX, its wholly-owned subsidiary. This distribution, which is intended to be tax-free for federal income tax purposes to the company and its shareholders, was made to holders of record of the company's common stock at the close of business on December 29, 1995. Shareholders received one share of REX common stock for every two shares of company common stock held on that date. The consolidated financial statements reflect the distribution as of December 31, 1995, which resulted in a reduction of the company's shareholders' equity of $199.7 million, representing the book value of the net assets distributed. Accordingly, the company's balance sheet at December 31, 1995 does not include the net assets of REX. The company's remaining investment in REX amounted to $10.5 million and is included in other assets.

On November 6, 1995, the company announced plans to exit the air freight business served by its wholly-owned subsidiary, RGA. All domestic air freight operations of RGA ceased November 20, 1995. All international air freight operations ceased prior to year end. The company has recorded a pre-tax charge of $64.9 million related to the discontinuance of this business. At December 31, 1995, RGA's liabilities approximated its assets.

                                  ANNUAL REPORT
                                      1995


NOTE B -- DISCONTINUED OPERATIONS, CONTINUED

Income (loss) from discontinued operations for 1995, 1994 and 1993 consists of the following:

Dollars in thousands                                                      REX                 RGA               Total
---------------------------------------------------------------------------------------------------------------------

                  Year ended December 31, 1995
                  Revenue                                         $ 2,288,845          $   99,425          $2,388,270
                  Operating expenses                                2,299,615             180,557           2,480,172
                  ---------------------------------------------------------------------------------------------------
                  Operating loss                                      (10,770)            (81,132)            (91,902)
                  Other expense, net                                   (3,103)             (6,571)             (9,674)
                  ---------------------------------------------------------------------------------------------------
                  Loss before income taxes                            (13,873)            (87,703)           (101,576)
                  Income tax benefit                                   (1,206)            (30,420)            (31,626)
                  ---------------------------------------------------------------------------------------------------
                  Loss from Discontinued Operations               $   (12,667)         $  (57,283)         $  (69,950)
                  ---------------------------------------------------------------------------------------------------

                  Year ended December 31, 1994
                  Revenue                                         $ 2,171,117          $   73,364          $2,244,481
                  Operating expenses                                2,200,055             157,792           2,357,847
                  ---------------------------------------------------------------------------------------------------
                  Operating loss                                      (28,938)            (84,428)           (113,366)
                  Other expense, net                                   (1,775)             (3,901)             (5,676)
                  ---------------------------------------------------------------------------------------------------
                  Loss before income taxes                            (30,713)            (88,329)           (119,042)
                  Income tax benefit                                   (9,268)            (30,797)            (40,065)
                  ---------------------------------------------------------------------------------------------------
                  Loss from Discontinued Operations               $   (21,445)         $  (57,532)         $  (78,977)
                  ---------------------------------------------------------------------------------------------------

                  Year ended December 31, 1993
                  Revenue                                         $ 2,323,696          $    9,754          $2,333,450
                  Operating expenses                                2,250,883              29,339           2,280,222
                  ---------------------------------------------------------------------------------------------------
                  Operating income (loss)                              72,813             (19,585)             53,228
                  Other expense, net                                     (104)               (388)               (492)
                  ---------------------------------------------------------------------------------------------------
                  Income (loss) before income taxes                    72,709             (19,973)             52,736
                  Income tax provision (benefit)                       31,890              (6,884)             25,006
                  ---------------------------------------------------------------------------------------------------
                  Income (loss) before cumulative effect
                      of accounting changes                            40,819             (13,089)             27,730
                  Net cumulative effect of accounting changes
                      (SFAS 106 and SFAS 109)                         (14,691)                --              (14,691)
                  ---------------------------------------------------------------------------------------------------
                  Income (Loss) from Discontinued Operations      $    26,128          $  (13,089)         $   13,039
                  ---------------------------------------------------------------------------------------------------

                                  ANNUAL REPORT
                                      1995

NOTE B -- DISCONTINUED OPERATIONS, CONTINUED

The loss on discontinuance for 1995 consists of the following:

Dollars in thousands
---------------------------------------------------------------------------------------------------------------------
                  Loss on Discontinuance Before Income Taxes
                  Shut-down costs related to the discontinuance of RGA                                     $   64,925
                  Transaction costs for the spin-off of REX                                                     7,518
                  ---------------------------------------------------------------------------------------------------
                                                                                                               72,443
                  Income tax benefit                                                                          (22,779)
                  ---------------------------------------------------------------------------------------------------
                  Loss on Discontinuance                                                                   $   49,664
                  ---------------------------------------------------------------------------------------------------

Summarized balance sheet data for REX and RGA at December 31, 1994 follows:

Dollars in thousands                                                      REX                 RGA               Total
---------------------------------------------------------------------------------------------------------------------
                  Current Assets
                  Accounts receivable, net                        $   229,488          $   14,041          $  243,529
                  Other                                                42,186               3,376              45,562
                  ---------------------------------------------------------------------------------------------------
                  Total Current Assets                                271,674              17,417             289,091

                  Property and equipment, net                         474,166              29,483             503,649
                  Other assets                                         12,764                 --               12,764
                  ---------------------------------------------------------------------------------------------------
                  Total Non-current Assets                            486,930              29,483             516,413

                  Current Liabilities
                  Accounts payable                                    118,525              13,487             132,012
                  Salaries and wages                                  133,976               2,134             136,110
                  Other                                                77,113               3,240              80,353
                  ---------------------------------------------------------------------------------------------------
                  Total Current Liabilities                           329,614              18,861             348,475

                  Long-term liabilities                               193,838               3,659             197,497
                  ---------------------------------------------------------------------------------------------------
                  Net Assets of Discontinued Operations           $   235,152          $   24,380          $  259,532
                  ---------------------------------------------------------------------------------------------------

                                  ANNUAL REPORT
                                      1995

NOTE C -- INCOME TAXES

Significant components of the company's deferred tax liabilities and assets consist of the following:

Dollars in thousands                                                                         1995                1994
---------------------------------------------------------------------------------------------------------------------

                  Deferred Tax Liabilities
                  Depreciation                                                         $   57,465          $   48,256
                  Pensions                                                                 27,107              17,981
                  ---------------------------------------------------------------------------------------------------
                  Total Deferred Tax Liabilities                                           84,572              66,237

                  Deferred Tax Assets
                  Self-insurance accruals                                                  37,592              33,687
                  Other employee benefits                                                  12,006              10,661
                  Other                                                                     4,758               5,136
                  ---------------------------------------------------------------------------------------------------
                  Total Deferred Tax Assets                                                54,356              49,484
                  ---------------------------------------------------------------------------------------------------
                  Net Deferred Tax Liabilities                                         $   30,216          $   16,753
                  ---------------------------------------------------------------------------------------------------


The provision for income taxes consists of the following:

Dollars in thousands                                                     1995                1994                1993
---------------------------------------------------------------------------------------------------------------------
                  Taxes Currently Payable
                  Federal                                         $    55,436          $   75,871          $   55,883
                  State and local                                       6,424              11,360              13,309
                  ---------------------------------------------------------------------------------------------------
                                                                       61,860              87,231              69,192
                  Deferred Taxes (Credits)
                  Federal                                               7,059             (12,823)                997
                  State and local                                         807              (1,465)               (125)
                  ---------------------------------------------------------------------------------------------------
                                                                        7,866             (14,288)                872
                  ---------------------------------------------------------------------------------------------------
                  Provision for Income Taxes                      $    69,726          $   72,943          $   70,064
                  ---------------------------------------------------------------------------------------------------


Income tax payments, including amounts for discontinued operations, totaled $41 million in 1995, $60.2 million in 1994 and $101.2 million in 1993.

The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

                                                                         1995                1994                1993
                  ---------------------------------------------------------------------------------------------------
                  Federal statutory tax rate                             35.0%               35.0%               35.0%
                  State and local income taxes, net of federal
                      tax benefit                                         2.9                 3.8                 5.3
                  Non-deductible operating costs                          2.8                 1.8                 1.1
                  Other, net                                              2.3                 1.9                 1.9
                  ---------------------------------------------------------------------------------------------------
                  Effective Tax Rate                                     43.0%               42.5%               43.3%
                  ---------------------------------------------------------------------------------------------------

                                  ANNUAL REPORT
                                      1995

NOTE D -- EMPLOYEE BENEFIT PLANS

Retirement Plans

The company has defined benefit pension plans covering certain employees. The benefits are based on, among other things, years of service and average compensation during employment with the company. The company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements, plus such additional amounts the company may determine to be appropriate.

In connection with the distribution of REX, the assets and liabilities attributable to pensions for REX active employees will be transferred from one of the company's pension plans to a new plan established by REX. The effect of this transfer, which is reflected for both years in the following tables, was to increase the company's prepaid pension cost by approximately $41.8 million in 1995. The following table reconciles the funded status of the company's pension plans to prepaid pension cost which is reflected in other assets in the consolidated balance sheet.

Dollars in thousands                                                                         1995                1994
---------------------------------------------------------------------------------------------------------------------
                  Actuarial Present Value of Benefit Obligations
                  Accumulated benefit obligation, including vested benefits
                      of $177,369 in 1995 and $156,362 in 1994                         $  201,995          $  174,896
                  ---------------------------------------------------------------------------------------------------
                  Projected benefit obligation for service rendered to date            $  231,774          $  216,762
                  Plan assets at fair value, primarily listed stocks, bonds
                      and U.S. government securities                                      305,378             249,190
                  ---------------------------------------------------------------------------------------------------
                  Plan assets greater than projected benefit obligation                    73,604              32,428
                  Unrecognized net (gain) loss                                            (46,019)              7,939
                  Unrecognized prior service cost                                          20,102              21,912
                  Unrecognized net asset at transition                                    (18,269)            (19,674)
                  ---------------------------------------------------------------------------------------------------
                  Prepaid Pension Cost                                                 $   29,418          $   42,605
                  ---------------------------------------------------------------------------------------------------


Net pension cost of company plans consists of the following:

Dollars in thousands                                                     1995                1994                1993
---------------------------------------------------------------------------------------------------------------------
                  Service cost of benefits earned during the year $    12,685          $   11,845          $    9,400
                  Interest cost on projected benefit obligation         8,495               7,450               6,090
                  Actual return on plan assets                        (10,615)             (5,517)             (4,869)
                  Net amortization and deferral                         3,367                 274                 679
                  ---------------------------------------------------------------------------------------------------
                  Net Pension Cost                                $    13,932          $   14,052          $   11,300
                  ---------------------------------------------------------------------------------------------------


The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7% and 4% in 1995 and in 1994. The expected long-term rate of return on assets was 7.75%.

The company contributed $14.6 million in 1995, $14 million in 1994 and $13.4 million in 1993 to various employee defined contribution plans which invest primarily in company stock. Annual contributions are related to company profitability and employees' salaries and wages.

                                  ANNUAL REPORT
                                      1995

NOTE D -- EMPLOYEE BENEFIT PLANS, CONTINUED

Postretirement Health Care Benefits

The company provides health care benefits to certain retirees who contribute to the costs of these benefits. The following table sets forth the amounts reflected in long-term self-insurance accruals in the consolidated balance sheet:

Dollars in thousands                                                                         1995                1994
---------------------------------------------------------------------------------------------------------------------
                  Accumulated Postretirement Benefit Obligation
                  Retirees                                                             $   (4,590)         $   (4,390)
                  Fully eligible active plan participants                                  (4,131)             (3,942)
                  Other active plan participants                                           (9,910)             (9,465)
                  ---------------------------------------------------------------------------------------------------
                                                                                          (18,631)            (17,797)
                  Unrecognized net (gain) loss                                             (1,545)               (666)
                  ---------------------------------------------------------------------------------------------------
                  Accrued Postretirement Benefit Cost                                  $  (20,176)         $  (18,463)
                  ---------------------------------------------------------------------------------------------------


Net periodic postretirement benefit cost consists of the following:

Dollars in thousands                                                     1995                1994                1993
---------------------------------------------------------------------------------------------------------------------
                  Service cost of benefits earned during the year $     1,523          $    1,263          $    1,326
                  Interest cost on accumulated postretirement
                      benefit obligation                                1,302               1,202                 952
                  Net amortization and deferral                           (22)                 10                 --
                  ---------------------------------------------------------------------------------------------------
                  Net Postretirement Benefit Cost                 $     2,803          $    2,475          $    2,278
                  ---------------------------------------------------------------------------------------------------

At December 31, 1995 and 1994, the assumed health care cost trend rate was 12% for 1996 and 1995 and is assumed to decrease gradually to 6.25% by 2006 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would not have a material effect. The weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 7% at December 31, 1995 and 1994.

NOTE E -- DEBT

At December 31, 1995, short-term debt consisted of borrowings of $185 million under an unsecured $300 million Credit Agreement with several banks which expires in March 1999 and $12.5 million under an unsecured $25 million revolving line of credit with a bank which expires in March 1996. Interest on outstanding borrowings is based on various rates as defined in the agreements. These agreements, which were entered into by the company during the first quarter of 1995, contain restrictions on secured borrowings and require the company to maintain a minimum level of consolidated net worth. The weighted average interest rate on all borrowings during 1995 was 6.44%. Due to the short-term nature of the debt, the outstanding balance approximates fair value. Total interest payments amounted to $8.5 million during 1995.

                                  ANNUAL REPORT
                                      1995

NOTE F -- OTHER FINANCIAL DATA

Accounts payable consists of the following:

Dollars in thousands                                                                         1995                1994
---------------------------------------------------------------------------------------------------------------------
                  Trade and other payables                                             $  177,015          $  146,017
                  Drafts outstanding                                                       27,854              48,007
                  Taxes, other than income                                                 14,537              12,105
                  ---------------------------------------------------------------------------------------------------
                  Total Accounts Payable                                               $  219,406          $  206,129
                  ---------------------------------------------------------------------------------------------------


Other income and (expense) consists of the following:

Dollars in thousands                                                     1995                1994                1993
---------------------------------------------------------------------------------------------------------------------
                  Interest income                                 $       982          $    2,357          $    9,189
                  Interest income from discontinued operations          8,227               3,899                 425
                  Interest expense                                     (3,800)                --                  --
                  Other, net                                              998                 121                 872
                  ---------------------------------------------------------------------------------------------------
                  Other Income, net                               $     6,407          $    6,377          $   10,486
                  ---------------------------------------------------------------------------------------------------

Interest income from discontinued operations represents intercompany interest charged to REX and RGA for borrowings directly attributable to these entities.

NOTE G -- SHAREHOLDERS' EQUITY

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

NOTE H -- OPERATING LEASES

The company leases various facilities and equipment under noncancelable operating leases requiring minimum future rentals aggregating $75.7 million payable as follows: 1996 -- $24.5 million, 1997 -- $17.1 million, 1998 -- $10.7 million, 1999 -- $6.4 million, 2000 -- $4 million and thereafter $13 million. Rental expense for operating leases was $46 million in 1995, $36.4 million in 1994 and $32.6 million in 1993.

                                  ANNUAL REPORT
                                      1995

NOTE I -- ACQUISITION

On April 6, 1993, the company acquired Central Freight Lines Inc., Texas' largest regional carrier, for cash at a total cost of $102.1 million. The acquisition of Central was accounted for as a purchase, and the cost in excess of net assets acquired was $16.4 million. The earnings of Central are included in the accompanying statements of consolidated income since acquisition and are not material in relation to consolidated operations.

NOTE J -- COMMITMENTS AND CONTINGENCIES

During 1994, the company reached agreement with the Internal Revenue Service and the Department of Justice related to the classification of certain drivers at the company's small-package carrier for the years 1985 through 1993 for employment tax purposes. The net after-tax cost of the settlement amounted to $13.7 million or $.35 per share and is included in the 1994 statement of consolidated income.

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition of the company.

                                  ANNUAL REPORT
                                      1995

COMMON STOCK AND DIVIDENDS
Caliber System, Inc.

Caliber System, Inc. common stock began trading on the New York Stock Exchange under the symbol "CBB" on November 29, 1995. Previously, the company was listed on The Nasdaq Stock Market under the trading symbol "ROAD." Caliber System is included in the Dow Jones Transportation Average, a major barometer of the U.S. transportation industry.

Cash dividends declared per share totaled $1.40 in 1995 and in 1994. The number of holders of record of the company's common stock at December 31, 1995 was approximately 7,700. The high and low prices at which Caliber System common stock traded for each calendar quarter in 1995 and 1994 are shown below.


                                                                                           Dividends Declared
                                            Price Range                                         Per Share

                  1995 High         1995 Low        1994 High         1994 Low              1995            1994
------------------------------------------------------------------------------------------------------------------
March 31         $   56 3/4       $   47 3/4        $   74 1/4       $    59 1/2          $  .35           $   .35
June 30              49 1/2           42                72                62 1/2             .35               .35
September 30         56 1/2           45 1/2            64 1/2            53 3/4             .35               .35
December 31          53 1/2           42 11/16          58                46                 .35               .35
------------------------------------------------------------------------------------------------------------------
                                                                                          $ 1.40           $  1.40
------------------------------------------------------------------------------------------------------------------

The company offers a dividend reinvestment plan through its stock transfer agent, KeyCorp Shareholder Services, Inc. The plan provides an opportunity for registered shareholders of the company to automatically purchase additional shares of Caliber System common stock with dividends. Further information regarding the plan is on the inside back cover of this report.

An information booklet which provides answers to questions regarding the ownership and transfer of stock is also available to shareholders of the company. Copies may be obtained by contacting the company at the address or telephone number listed on the inside back cover of this report.

                                  ANNUAL REPORT
                                      1995

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
Caliber System, Inc.

                                                                                      Income from           Loss from
                                                                    Operating          Continuing        Discontinued
Dollars in thousands, except per share data       Revenue              Income          Operations          Operations
---------------------------------------------------------------------------------------------------------------------

                  Quarter Ended 1995 (a)
                  March 25                    $   543,469         $    33,472          $   21,530          $  (15,679)
                  June 17                         550,779              31,739              22,357             (24,359)
                  September 9                     552,741              33,029              22,218             (19,890)
                  December 31 (b)                 801,183              57,488              26,304             (59,686)
                  ----------------------------------------------------------------------------------------------------
                                              $ 2,448,172         $   155,728          $   92,409          $ (119,614)
                  ----------------------------------------------------------------------------------------------------

                  Quarter Ended 1994 (a,c)
                  March 26                    $   477,576         $    33,479          $   20,526          $   (4,614)
                  June 18                         550,175              48,039              30,152             (51,878)
                  September 10                    531,153              35,316              20,565              (8,916)
                  December 31 (d)                 768,619              48,269              27,294             (13,569)
                  ----------------------------------------------------------------------------------------------------
                                              $ 2,327,523         $   165,103          $   98,537          $  (78,977)
                  ----------------------------------------------------------------------------------------------------



                  (a) Quarterly amounts have been restated to reflect the spin-off of Roadway Express and the exit from the air freight business served by Roadway Global Air as described in Note B to the consolidated financial statements.

                  (b) Includes costs associated with the consolidation of the company's regional carriers and adoption of SFAS 121 as described in Management's Discussion & Analysis.

                  (c) Includes effect of Teamsters strike as described in Management's Discussion & Analysis.

                  (d) Includes effect of IRS settlement as described in Note J to the consolidated financial statements.

                  The company uses a 13 four-week period calendar with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

                                  ANNUAL REPORT
                                      1995


                                                                     Income from       Loss from
                                                                     Continuing       Discontinued         Net
                                                        Net          Operations        Operations     Income (Loss)   Average Shares
Dollars in thousands, except per share data       Income (Loss)       Per Share        Per Share       Per Share      Outstanding
------------------------------------------------------------------------------------------------------------------------------------
                  Quarter Ended 1995 (a)
                  March 25                         $    5,851        $      0.54      $     (0.39)     $     0.15       39,434,000
                  June 17                              (2,002)              0.57            (0.62)          (0.05)      39,467,000
                  September 9                           2,328               0.56            (0.50)           0.06       39,470,000
                  December 31 (b)                     (33,382)              0.67            (1.52)          (0.85)      39,463,000
                  ----------------------------------------------------------------------------------------------------------------
                                                   $  (27,205)       $      2.34      $     (3.03)     $    (0.69)
                  ----------------------------------------------------------------------------------------------------------------

                  Quarter Ended 1994 (a,c)
                  March 26                         $   15,912        $      0.52      $     (0.12)     $     0.40       39,372,000
                  June 18                             (21,726)              0.76            (1.31)          (0.55)      39,395,000
                  September 10                         11,649               0.53            (0.23)           0.30       39,402,000
                  December 31 (d)                      13,725               0.69            (0.34)           0.35       39,399,000
                  ----------------------------------------------------------------------------------------------------------------
                                                   $   19,560        $      2.50      $     (2.00)     $     0.50
                  ----------------------------------------------------------------------------------------------------------------



                  (a) Quarterly amounts have been restated to reflect the spin-off of Roadway Express and the exit from the air freight business served by Roadway Global Air as described in Note B to the consolidated financial statements.

                  (b) Includes costs associated with the consolidation of the company's regional carriers and adoption of SFAS 121 as described in Management's Discussion & Analysis.

                  (c) Includes effect of Teamsters strike as described in Management's Discussion & Analysis.

                  (d) Includes effect of IRS settlement as described in Note J to the consolidated financial statements.

                  The company uses a 13 four-week period calendar with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

                                  ANNUAL REPORT
                                      1995


HISTORICAL DATA
Caliber System, Inc.


Amounts in thousands, except per share data                   1995             1994             1993             1992
---------------------------------------------------------------------------------------------------------------------

Revenue                                                $ 2,448,172      $ 2,327,523       $1,822,490       $1,391,898

Operating Expenses

Salaries, wages and benefits                               937,972          876,694          677,226          473,711
Purchased transportation                                   694,275          700,016          527,118          432,634
Operating supplies and expenses                            428,980          362,219          288,089          217,626
Operating taxes and licenses                                48,282           43,818           36,624           23,330
Insurance and claims                                        50,552           59,644           44,685           31,667
Provision for depreciation                                 132,383          120,029           97,565           74,599
---------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                 2,292,444        2,162,420        1,671,307        1,253,567
---------------------------------------------------------------------------------------------------------------------

Operating Income (Loss)                                    155,728          165,103          151,183          138,331
Other income, net                                            6,407            6,377           10,486           11,886
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
     before income taxes                                   162,135          171,480          161,669          150,217
Income tax provision (benefit)                              69,726           72,943           70,064           63,722
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                    92,409           98,537           91,605           86,495
Discontinued Operations (1)
Income (loss) from discontinued operations,
     net of income taxes                                   (69,950)         (78,977)          27,730           60,912
Loss on discontinuance, net of income taxes                (49,664)             --               --               --
---------------------------------------------------------------------------------------------------------------------
Income (Loss) from Discontinued Operations                (119,614)         (78,977)          27,730           60,912
---------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
     accounting changes                                    (27,205)          19,560          119,335          147,407
Cumulative effect of accounting changes (2)
Continuing operations                                          --               --            (3,440)             --
Discontinued operations                                        --               --           (14,691)             --
---------------------------------------------------------------------------------------------------------------------
                                                               --               --           (18,131)             --
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                      $   (27,205)     $    19,560       $  101,204       $  147,407
---------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share (3)

Income (loss) from continuing operations               $      2.34      $      2.50       $     2.32      $      2.19
Discontinued operations:
Income (loss) from discontinued operations                   (1.77)           (2.00)            0.70             1.54
Loss on discontinuance                                       (1.26)             --              --               --
---------------------------------------------------------------------------------------------------------------------
                                                             (3.03)           (2.00)            0.70             1.54
Cumulative effect of accounting changes

Continuing operations                                          --               --             (0.09)            --
Discontinued operations                                        --               --             (0.37)            --
---------------------------------------------------------------------------------------------------------------------
                                                               --               --             (0.46)            --
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                      $     (0.69)     $      0.50       $     2.56      $      3.73
---------------------------------------------------------------------------------------------------------------------
Cash dividends declared per share                      $      1.40      $      1.40       $     1.37 1/2  $      1.27 1/2
Average number of shares of common stock
     outstanding                                            39,459           39,392           39,521           39,521
Total Shareholders' Equity                             $   736,301      $ 1,015,394       $1,047,151       $1,021,360
Total Assets                                           $ 1,389,270      $ 1,509,846       $1,466,509       $1,350,072


(1) Includes Roadway Express and Roadway Global Air as described in Note B to the consolidated financial statements.

(2) Changes in methods of accounting for income taxes and retiree medical benefits in 1993.

(3) Earnings per share are computed on the average number of shares of common stock outstanding during each year.

                                               ANNUAL REPORT
                                                   1995

HISTORICAL DATA, CONTINUED
Caliber Systems, Inc.


Amounts in thousands, except per share data           1991             1990             1989             1988             1987
---------------------------------------------------------------------------------------------------------------------------------
Revenue                                           $ 1,114,179      $   989,609      $   818,803      $   482,135      $   310,965

Operating Expenses

Salaries, wages and benefits                          387,247          342,724          294,628          147,295           85,631
Purchased transportation                              357,818          314,659          258,163          207,766          150,309
Operating supplies and expenses                       164,727          151,136          131,883           83,330           64,548
Operating taxes and licenses                           18,925           15,808           14,353            6,830            4,470
Insurance and claims                                   24,667           26,545           23,672           18,591           11,319
Provision for depreciation                             57,712           47,132           37,720           21,095           15,694
---------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                            1,011,096          898,004          760,419          484,907          331,971
---------------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                               103,083           91,605           58,384           (2,772)         (21,006)
Other income, net                                       7,793            5,520            5,253           10,207            9,285
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
    before income taxes                               110,876           97,125           63,637            7,435          (11,721)
Income tax provision (benefit)                         45,761           38,452           24,225            2,806           (5,262)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations               65,115           58,673           39,412            4,629           (6,459)
Discontinued Operations (1)
Income (loss) from discontinued operations,
    net of income taxes                                62,208           60,407           56,109           75,610           56,967
Loss on discontinuance, net of income taxes                --               --               --               --               --
---------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Discontinued Operations             62,208           60,407           56,109           75,610           56,967
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
    accounting changes                                127,323          119,080           95,521           80,239           50,508
Cumulative effect of accounting changes (2)
Continuing operations                                     --               --               --               --               --
Discontinued operations                                   --               --               --               --               --
--------------------------------------------------------------------------------------------------------------------------------
                                                          --               --               --               --               --
--------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                $   127,323      $   119,080      $    95,521      $    80,239      $    50,508
---------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share (3)
Income (loss) from continuing operations         $      1.67      $      1.50      $      1.01      $      0.12      $     (0.16)
Discontinued operations:
Income (loss) from discontinued operations              1.60             1.55             1.43             1.88             1.42
Loss on discontinuance                                    --               --               --               --               --
--------------------------------------------------------------------------------------------------------------------------------
                                                        1.60             1.55             1.43             1.88             1.42
Cumulative effect of accounting changes
Continuing operations                                     --               --               --               --               --
Discontinued operations                                   --               --               --               --               --
--------------------------------------------------------------------------------------------------------------------------------
                                                          --               --               --               --               --
--------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                               $       3.27     $       3.05      $      2.44      $      2.00      $      1.26
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared per share               $       1.17 1/2 $       1.10      $      1.10      $      1.10      $      1.10
Average number of shares of common stock
    outstanding                                       38,906           39,023           39,154           40,120           40,217
Total Shareholders' Equity                       $   890,256      $   777,795      $   718,292      $   670,389      $   661,661
Total Assets                                     $ 1,200,434      $ 1,006,019      $   908,065      $   828,107      $   600,302



HISTORICAL DATA, CONTINUED
Caliber Systems, Inc.


Amounts in thousands, except per share data                1986             1985
----------------------------------------------------------------------------------
Revenue                                                 $  213,854     $   147,922

Operating Expenses

Salaries, wages and benefits                                63,165          45,287
Purchased transportation                                   108,526          84,315
Operating supplies and expenses                             47,004          23,551
Operating taxes and licenses                                 4,158           5,258
Insurance and claims                                         9,474           4,655
Provision for depreciation                                  12,124           8,169
----------------------------------------------------------------------------------
Total Operating Expenses                                   244,451         171,235
----------------------------------------------------------------------------------
Operating Income (Loss)                                    (30,597)        (23,313)
Other income, net                                           10,477           4,878
-----------------------------------------------------------------------------------
Income (loss) from continuing operations
    before income taxes                                    (20,120)        (18,435)
Income tax provision (benefit)                             (10,736)        (10,305)
----------------------------------------------------------------------------------
Income (loss) from continuing operations                    (9,384)         (8,130)
Discontinued Operations (1)
Income (loss) from discontinued operations,
    net of income taxes                                     85,850          84,041
Loss on discontinuance, net of income taxes                    --              --
----------------------------------------------------------------------------------
Income (Loss) from Discontinued Operations                  85,850          84,041
----------------------------------------------------------------------------------
Income (loss) before cumulative effect of
    accounting changes                                      76,466          75,911
Cumulative effect of accounting changes (2)
Continuing operations                                         --                --
Discontinued operations                                       --                --
----------------------------------------------------------------------------------
                                                              --                --
----------------------------------------------------------------------------------
Net Income (Loss)                                       $   76,466     $    75,911
----------------------------------------------------------------------------------
Earnings (Loss) Per Share (3)
Income (Loss) from continuing operations                $    (0.23)   $      (0.20)
Discontinued operations:
Income (loss) from discontinued operations                    2.14            2.10
Loss on discontinuance                                          --              --
----------------------------------------------------------------------------------
                                                              2.14            2.10
Cumulative effect of accounting changes
Continuing operations                                           --              --
Discontinued operations                                         --              --
----------------------------------------------------------------------------------
                                                                --              --
----------------------------------------------------------------------------------
Net Income (Loss)                                       $     1.91    $       1.90
----------------------------------------------------------------------------------
Cash dividends declared per share                       $     1.10    $       1.02 1/2
Average number of shares of common stock
     outstanding                                            40,114          39,931
Total Shareholders' Equity                              $  654,235    $    613,836
Total Assets                                            $  590,028    $    586,494



Start-ups and Acquisitions

March 1985        RPS operations commenced
August 1988       Viking Freight acquired
September 1989    Caliber Logistics operations commenced
June 1992         Coles Express acquired
April 1993        Central Freight Lines acquired

                                  ANNUAL REPORT
                                      1995

DIRECTORS & OFFICERS
Caliber System, Inc.

Board of Directors

George B. Beitzel   1,3,4,5
Retired Senior Vice President and Director
International Business Machines Corporation
Armonk, New York

R. A. Chenoweth   1,3
Principal
Buckingham, Doolittle & Burroughs
A Legal Professional Association
Akron, Ohio

Norman C. Harbert   2,5
Chairman and CEO
The Hawk Group
Cleveland, Ohio

Harry L. Kavetas   1,4
Executive Vice President and CFO
Eastman Kodak Company
Rochester, New York

Charles R. Longsworth   1,2,4
Chairman Emeritus
The Colonial Williamsburg Foundation
Williamsburg, Virginia

G. James Roush   2,3,4
Private Investor
Seattle, Washington

Daniel J. Sullivan   4,5
Chairman, President and CEO
of the company

H. Mitchell Watson, Jr.   1,2,5
President
Sigma Group of America
Westport, Connecticut


Officers

Donald C. Brown
Vice President -- Human Resources

John P. Chandler
Vice President and Treasurer

Kathryn W. Dindo
Vice President and Controller

Douglas G. Duncan
Vice President -- Corporate Marketing

David B. Edmonds
Vice President -- Corporate Sales

Jonathan T. Pavloff
Vice President -- Corporate Planning

Daniel J. Sullivan
Chairman, President and CEO

Douglas A. Wilson
Senior Vice President -- Finance and Planning,
Secretary and CFO

1  Audit Committee -- Chairman, R. A. Chenoweth
2  Compensation Committee -- Chairman, Charles R. Longsworth
3  Director Affairs Committee -- Chairman, G. James Roush
4  Executive and Finance Committee -- Chairman, George B. Beitzel
5  Planning Committee -- Chairman, Daniel J. Sullivan

                                  ANNUAL REPORT
                                      1995
OFFICERS, CONTINUED
Operating Companies

RPS

Gordon N. Bloom
Vice President -- Information Technology

Paul S. Callahan
Vice President - Central Division

Mary K. Coulter
Vice President -- Customer Service

Eric W. Damon
Vice President -- Finance and Administration

Edward S. DiSalvo
Vice President -- Sales

David L. Gerschultz
Vice President -- Southern Division

Stephen W. Handy
Vice President -- Operations Planning and Engineering

Ivan T. Hofmann
President

Leland E. Holly III
Vice President -- Human Resources

Bram B. Johnson
Vice President -- Marketing

Ronald E. Joseph
Vice President -- Transportation, Safety and Maintenance

J. Allan Tepper
Vice President -- Western Division

Thomas R. Warren
Vice President -- Operations

Robert T. Young
Vice President -- Eastern Division

Viking Freight

Randolph C. Bangham
Chairman

Thomas G. Connard
Vice President -- Midwest/Southern Division, Operations

James A. D'Alessio
Vice President -- Northeastern Division, Sales

Robert T. Drake
Vice President -- Northeastern Division, Operations

Peter J. Foley
Vice President -- Sales

J. Bruce Gebhardt
Vice President -- Marketing

Tilton Gore
Vice President -- Western Division, Operations

Joseph E. Hall
Vice President -- Southwestern Division, Operations

David H. Hess, Jr.
Senior Vice President -- Sales and Marketing

John B. Keen
Senior Vice President -- Finance and CFO

Peter G. Kennon
Vice President -- Line Operations

William J. Mahan
Executive Vice President -- Operations

Michael T. Marcum
Vice President -- Corporate Account Sales

Raul Martinez
Vice President -- Maintenance

                                  ANNUAL REPORT
                                      1995

OFFICERS, CONTINUED
Operating Companies

Viking Freight, continued

Jim D. Matt
Vice President  -- Midwest/Southern Division, Sales

Thomas K. Morehouse
Vice President -- Southwestern Division, Sales

Ronald G. Pelzel
President

Richard L. Scott
Vice President -- Information Systems

Philip W. Smith
Vice President -- Corporate Planning

Terry L. Stambaugh
Senior Vice President -- Human Resources

Caliber Logistics

Wayne S. Chapman
Vice President -- Logistics Operations

Thomas I. Escott
Vice President -- Sales and Marketing

Bill F. Jones
Vice President -- Transportation and Business Development

David J.  Krause
Vice President -- Finance and Administration

Rodger G. Marticke
President

Sheila P. Martin
Vice President -- Information Technology

Anthony R. Richmond
President -- MediQuik Express, Inc.

Roberts Express

Joel N. Childs
Vice President -- Marketing

John P. Palma
Vice President -- Sales

John G. Pickard
Vice President -- Service

Robert J. Reitz
Vice President -- Finance and Treasurer

R. Bruce Simpson
President

James F. Snider II
Vice President and General Manager
White Glove Services Division

Caliber Technology

Gerald A. Long
President

                                  ANNUAL REPORT
                                      1995

SHAREHOLDER INFORMATION

Caliber System, Inc. is a value-added service provider of a broad range of transportation, logistics and related information services.

Corporate Headquarters

3560 West Market Street
P.O. Box 5459
Akron, Ohio  44334-0459
(330) 665-5646

Caliber System's operating units are:

Caliber Logistics, Inc., a contract logistics provider, designs, implements and manages a wide scope of customized logistics solutions for businesses in North America and Europe.

5455 Darrow Road
Hudson, Ohio  44236
(216) 342-3000

RPS, Inc., Caliber's largest operating company, is a business-to-business, small-package carrier, providing service to 98% of the U.S. as well as Mexico and Puerto Rico. It also serves 100% of Canada through its subsidiary, RPS, Ltd., and 27 European countries through a joint cooperation agreement with General Parcel Logistics GmbH. RPS presently has a terminal network of 340 facilities.

1000 RPS Drive
Moon Township, Pennsylvania  15108
(412) 269-1000

Roberts Express, Inc., North America's largest surface expedited carrier, provides time-specific, non-stop delivery of critical shipments throughout the U.S and Canada.

2088 South Arlington Road
P.O. Box 7162
Akron, Ohio  44306
(330) 773-3381

Viking Freight, Inc., a superregional freight carrier, provides regional and transcontinental service to 91% of the U.S. as well as Canada and Mexico through a network of 216 facilities.

411 East Plumeria Drive
San Jose, California  95134
(408) 922-7200

Caliber Technology, Inc. provides computer-based solutions for customers as well as integrated information systems for each of Caliber's operating units.

1077 Gorge Boulevard
Akron, Ohio  44310
(330) 384-8184

Annual Meeting

The annual meeting of shareholders of Caliber System, Inc. will be held on Wednesday, May 8, 1996 at 9 a.m. Eastern Daylight Time at the Akron West Hilton, 3180 West Market Street, Akron, Ohio. Formal notice and proxy statement, with proxy, will be mailed on or about April 8, 1996, to each shareholder of record on March 22, 1996. Shareholders are requested to execute and return proxies.

Transfer Agent and Registrar
KeyCorp Shareholder Services, Inc.
P.O. Box 6477
Cleveland, Ohio  44101-1477
(216) 813-5745 or (800) 542-7792

Dividend Reinvestment Plan

Registered shareholders of Caliber System, Inc. are eligible to participate in a dividend reinvestment plan through KeyCorp Shareholder Services, Inc., the company's stock transfer agent. For information regarding the plan, contact the company's transfer agent.

Annual report design by The Carson Group, Inc.
Photography by Studio Martone

                            APPENDIX TO EHIBIT 13
                        ANNUAL REPORT TO SHAREHOLDERS



Graphic No.                                                      Document Page
-----------                                                      -------------

    1           Photograph of road

    2           Photograph of vehicles from the four service
                channels                                              2

    3           Photograph of the Chairman of the Board of
                Directors                                             4

    4           Photograph of individuals reviewing work
                materials                                             7

    5           Photograph of individual delivering packages          8

    6           Photograph of Viking truck                            8

    7           Photograph of vehicle parts in a rack                 9

    8           Photograph of driver with computer inside
                truck                                                 9

    9           Photograph of slanted windows                         10

    10          Photograph of RPS package van                         11

    11          Photograph of Viking truck in front of the
                St. Louis Gateway Arch                                12

    12          Photograph of capitol building in St. Louis           13

    13          Photograph of sidewalk with design of world           14

    14          Photograph of individuals on sidewalk with
                design of world                                       15

    15          Photograph of a mountain                              16

    16          Photograph of Roberts vehicle on road                 17

    17          Photograph of a road                                  18

                              Caliber System, Inc.
                            3560 West Market Street
                                 P.O. Box 5459
                                Akron, Ohio 44334-0459

                            APPENDIX TO EXHIBIT 13
                        ANNUAL REPORT TO SHAREHOLDERS

  Graphic No.                                                                   Document Page
  ----------                                                                    -------------
     1        Photograph of road
     2        Pbotograph of vehicles from the four service channels                   2
     3        Photograph of the Chairman of the Board of Directors                    4
     4        Photograph of individuals reviewing work materials                      7
     5        Photograph of individual delivering parkages                            8
     6        Photograph of Viking truck                                              8
     7        Photograph of vehicle parts in a rack                                   9
     8        Photograph of driver with computer inside truck                         9
     9        Photograph of slanted windows                                           10
     10       Photograph of RPS package van                                           11
     11       Photograph of Viking truck in front of the St. Louis Gateway Arch       12
     12       Photograph of capitol building in St. Louis                             13
     13       Photograph of sidewalk with design of would                             14
     14       Photograph of individuals on sidewalk with design of world              15
     15       Photograph of a mountain                                                16
     16       Photograph of Roberts vehicle on road                                   17
     17       Photograph of a road                                                    18